UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2014

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Quarterly report

Results 2013

BBVA Group Highlights

BBVA Group Highlights

(Consolidated figures)

	31-12-13	Δ%	31-12-12	31-12-11
Balance sheet (million euros)
Total assets	599,482	(6.0)	637,785	597,688
Loans and advances to customers (gross)	350,110	(4.7)	367,415	361,310
Deposits from customers	310,176	6.0	292,716	282,173
Other customer funds(1)	99,213	8.1	91,774	85,962
Total customer funds(1)	409,389	6.5	384,491	368,135
Total equity	44,815	2.3	43,802	40,058
Income statement (million euros)
Net interest income	14,613	(3.4)	15,122	13,152
Gross income	21,397	(2.3)	21,892	19,528
Operating income	10,196	(8.2)	11,106	9,791
Income before tax	2,750	267.3	749	2,946
Net attributable profit	2,228	32.9	1,676	3,004
Data per share and share performance ratios
Share price (euros)	8.95	28.6	6.96	6.68
Market capitalization (million euros)	51,773	36.5	37,924	32,753
Net attributable profit per share (euros)(2)	0.39	24.9	0.31	0.60
Book value per share (euros)	8.18	1.8	8.04	8.35
P/BV (Price/book value; times)	1.1		0.9	0.8
PER (Price/Earnings; times)	23.2		21.5	10.9
Yield (Dividend/Price;%)	4.1		6.0	6.3
Significant ratios (%)
ROE (Net attributable profit/average equity)	5.0		4.0	8.0
ROTE (Net attributable profit/average tangible equity)	6.0		5.0	10.7
ROA (Net income/average total assets)	0.48		0.37	0.61
RORWA (Net income/average risk-weighted assets)	0.91		0.70	1.08
Efficiency ratio	52.3		49.3	49.9
Risk premium	1.59		2.15	1.20
NPA ratio	6.8		5.1	4.0
NPA coverage ratio	60		72	61
Capital adequacy ratios (%)
Core capital	11.6		10.8	10.3
Tier I	12.2		10.8	10.3
BIS Ratio	14.9		13.0	12.9
Other information
Number of shares (millions)	5,786	6.2	5,449	4,903
Number of shareholders	974,395	(3.8)	1,012,864	987,277
Number of employees(3)	109,305	(5.7)	115,852	110,645
Number of branches(3)	7,512	(5.8)	7,978	7,457
Number of ATMs(3)	20,415	1.2	20,177	18,794

General note: These quarterly statements have not been audited. The consolidated accounts of the BBVA Group have been drawn up according to the International Financial Reporting Standards (IFRS) adopted by the European Union and in conformity with Bank of Spain Circular 4/2004, together with the changes introduced therein. As for the stake in Garanti Group, the information is presented on an on-going basis, accounted for by the proportional consolidation method and, therefore, without early application of the IFRS 10, 11 and 12.

(1)	They do not include the assets under management by pension fund administrators in Chile, Mexico, Colombia and Peru.
(2)	Basic earnings per share which includes the eventual dilution of the contingent convertible securities into shares, issued in the second quarter of 2013.
(3)	Excluding Garanti.

Profit-adjusted information(1)	31-12-13	Δ%	31-12-12	31-12-11
Net attributable profit	3,195	(28.9)	4,490	4,127
Net attributable profit per share adjusted (euros)(2)	0.56	(29.4)	0.80	0.81
ROE	7.1		10.7	10.9
ROTE	8.6		13.4	14.7
ROA	0.64		0.82	0.81
RORWA	1.20		1.54	1.43

(1)	Adjusted excluding the results from corporate operations, the result of real-estate activity in Spain and the classification of refinanced loans.
(2)	Basic earnings per share which includes the eventual dilution of the contingent convertible securities into shares, issued in the second quarter of 2013.

2	BBVA Group Highlights

Group information

Relevant events

In the fourth quarter of 2013 recurrence in revenue, stability in the asset quality indicators, improved liquidity and sound solvency ratios have again been the most relevant aspects of the BBVA Group’s results. In addition, there has been the impact of the completed corporate operations: the sale of BBVA Panama and the Provida pension fund administrator (AFP Provida), as well as the signing of the new agreement with CITIC Limited, which includes the sale of the 5.1% stake in China Citic Bank (CNCB).

1.	The most significant aspects of earnings in the quarter are summed up below:

•	Good performance of recurring income (net interest income plus income from fees and commissions), which has risen 5.0% over the previous quarter. Particularly notable is the upturn in net interest income over the period, which has risen again after two quarters of decline (influenced by the unfavorable impact of the so-called “floor clauses”). Income from fees and commissions has also been positive.

•	There has been a slowdown in the year-on-year growth of operating expenses, thanks to the cost control policy applied in Spain and the United States, which has offset the effect of the expansion projects underway in emerging countries.

•	Loan-loss provisions were more contained, after the rise registered in the third quarter of 2013 due to the classification of refinanced loans.

•	Capital gains of €653m net of tax were generated from the final closing of the sales of BBVA Panama to the Aval Group and the Chilean AFP Provida to subsidiaries of Metlife, Inc.

•	The signing of an agreement with the CITIC Group, which includes the sale of the 5.1% stake in CNCB. As a result of this agreement, the remaining 9.9% stake held by the Group has been classified as available-for-sale. This has had a negative effect (aprox. –€2,600m before tax) as all the stake held by BBVA in CNCB at the time of reclassification has been marked to market.

•	Another quarter with a negative impact from exchange rates.
•	As a result, the net attributable profit for the period October-December 2013 was a negative €849m, and for the whole year it was €2,228m (up 32.9% year-on-year). Excluding the effects of the corporate operations carried out over the year, real-estate activity in Spain and the classification of refinanced loans carried-out in the third quarter of 2013, the net attributable profit amounts to €3,195m, a decline of 28.9% over the last 12 months.

2.	In business activity, the same trends mentioned in recent quarters have been maintained. Lending continues to fall in Spain, in contrast with the growth seen in the rest of geographical areas. However, customer funds have performed very well in all areas, supported strongly by the performance of transactional accounts. This has been achieved against the background of the negative effect of exchange rates.

3.	The Group’s liquidity, and the commercial gap, once more improved, above all in the euro balance sheet, where the gap fell by €11 billion over the last 3 months (€33 billion in the full year). The good performance of on-balance-sheet deposits has supported this positive trend.

4.	The Group’s solvency ratios continue to evolve very favorably, with core capital at the end of the year at 11.6%, according to Basel II regulations. It should be noted that the reduction of BBVA’s stake in CNCB will bring an important improvement of the Group’s core capital, calculated according to Basel III requirements.

5.	Risks have evolved over the quarter in line with expectations, with a slight upward move in the NPA ratio in Spain, due not so much to the level of non-performing loans (which fell over the quarter), but rather to the fall in the volume of the loan book. In the rest of the areas, the improvement of Mexico and the US stands out; Eurasia shows a slight deterioration (lower leverage and negative effect of exchange rates) and South America shows stability.

6.	Lastly, as regards shareholder remuneration, a new policy for dividend distribution was announced in the quarter. It will pay shareholders in cash, in line with earnings and the Group’s growth profile. This shift toward a 100% cash remuneration will be accompanied by a complement to the cash dividend in the form of the “dividend-option” system during the transition period.

Relevant events	3

Earnings

The keys to earnings in the fourth quarter of 2013 for the BBVA Group are summed up below:

1.	A quarterly increase of recurring revenue as a result of the upturn in net interest income and a new rise in income from fees and commissions.

2.	Favorable performance of net trading income (NTI), confirming its positive trend shown over the year.

3.	Receipt of the Telefónica dividend, after being suspended temporarily since July 2012.

4.	Reduction in the other operating income and expenses heading, due to a more negative impact than in previous quarters of the adjustment for hyperinflation in Venezuela and the accounting for the exceptional payment to the Deposit Guarantee Fund (DGF) in Spain in compliance with Royal Decree-Law 6/2013.

5.	Operating expenses for the quarter were practically the same as for the same period the previous year.

6.	The level of provisions was below that of previous quarters.

7.	Closing of several corporate operations: the sales of AFP Provida and BBVA Panama and the signing of a new agreement with CITIC Limited that includes the sale of 5.1% in CNCB, which has involved valuing all of BBVA’s stake in CNCB marked to market. With the aim of guaranteeing a homogenous comparison of the accounts, all the effects derived from these Group decisions (and of similar decisions from previous periods) have been transferred to a new heading, called “results from corporate operations”, and the historical series have been reconstructed.

Consolidated income statement: quarterly evolution (1)

(Million euros)

	2013				2012
	4Q	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Net interest income	3,760	3,551	3,679	3,623	3,910	3,877	3,741	3,594

Net fees and commissions	1,139	1,114	1,126	1,052	1,126	1,104	1,061	1,062
Net trading income	609	569	630	719	646	319	461	340
Dividend income	114	56	176	19	17	35	447	27
Income by the equity method	53	9	11	(1)	22	(3)	7	15
Other operating income and expenses	(353)	(113)	(153)	7	(32)	6	57	51

Gross income	5,321	5,186	5,470	5,419	5,690	5,340	5,774	5,089

Operating expenses	(2,852)	(2,777)	(2,814)	(2,758)	(2,855)	(2,771)	(2,633)	(2,528)
Personnel expenses	(1,423)	(1,452)	(1,454)	(1,458)	(1,472)	(1,447)	(1,396)	(1,347)
General and administrative expenses	(1,134)	(1,042)	(1,080)	(1,025)	(1,089)	(1,064)	(1,001)	(951)
Depreciation and amortization	(295)	(283)	(279)	(276)	(294)	(259)	(236)	(230)

Operating income	2,469	2,410	2,656	2,661	2,835	2,569	3,141	2,562

Impairment on financial assets (net)	(1,210)	(1,854)	(1,336)	(1,376)	(2,675)	(2,038)	(2,182)	(1,085)
Provisions (net)	(196)	(137)	(130)	(167)	(228)	(195)	(98)	(130)
Other gains (losses)	(382)	(198)	(172)	(287)	(310)	(881)	(311)	(223)

Income before tax	682	221	1,017	831	(378)	(546)	549	1,123

Income tax	(114)	(13)	(261)	(205)	220	275	3	(223)

Net income from ongoing operations	568	208	756	626	(158)	(270)	552	901

Results from corporate operations	(1,245)	160	593	1,315	348	575	108	272

Net income	(677)	368	1,349	1,941	190	305	659	1,173

Non-controlling interests	(172)	(172)	(202)	(206)	(170)	(159)	(154)	(168)

Net attributable profit	(849)	195	1,147	1,734	20	146	505	1,005

Adjusted(2)	(1,633)	(479)	223	921	(1,001)	(728)	(1,034)	(51)
Net attributable profit (adjusted)(2)	783	674	924	813	1,021	875	1,540	1,055
Basic earnings per share (euros)	(0.15)	0.03	0.20	0.30	0.01	0.03	0.09	0.19
Basic earnings per share diluted (euros)(3)	(0.14)	0.03	0.20	0.30	0.01	0.03	0.09	0.19
Adjusted earnings per share diluted (euros)(2-3)	0.13	0.11	0.16	0.14	0.18	0.15	0.27	0.19

(1)	Pro forma financial statements with Garanti Group accounted for by the proportional consolidation method, without early application of the IFRS 10, 11 and 12.
(2)	Adjusted excluding the results from corporate operations, the result of real-estate activity in Spain and the classification of refinanced loans.
(3)	Basic earnings per share which includes the eventual dilution of the contingent convertible securities into shares, issued in the second quarter of 2013.

4	Group information

Consolidated income statement (1)

(Million euros)

	2013	Δ%	Δ% at constant exchange rates	2012
Net interest income	14,613	(3.4)	2.7	15,122

Net fees and commissions	4,431	1.8	6.4	4,353
Net trading income	2,527	43.0	49.3	1,767
Dividend income	365	(30.7)	(30.4)	527
Income by the equity method	72	75.8	83.1	41
Other operating income and expenses	(612)	n.m.	n.m.	82

Gross income	21,397	(2.3)	2.6	21,892

Operating expenses	(11,201)	3.8	8.4	(10,786)
Personnel expenses	(5,788)	2.2	6.3	(5,662)
General and administrative expenses	(4,280)	4.3	9.3	(4,106)
Depreciation and amortization	(1,133)	11.3	16.3	(1,018)

Operating income	10,196	(8.2)	(3.0)	11,106

Impairment on financial assets (net)	(5,776)	(27.6)	(26.6)	(7,980)
Provisions (net)	(630)	(3.2)	6.8	(651)
Other gains (losses)	(1,040)	(39.7)	(39.6)	(1,726)

Income before tax	2,750	267.3	n.m.	749

Income tax	(593)	n.m.	n.m.	276

Net income from ongoing operations	2,158	110.6	214.9	1,024

Results from corporate operations	823	(36.8)	(36.2)	1,303

Net income	2,981	28.1	51.0	2,327

Non-controlling interests	(753)	15.6	39.8	(651)

Net attributable profit	2,228	32.9	55.1	1,676

Adjusted(2)	(967)	(65.6)	(65.6)	(2,814)
Net attributable profit (adjusted)(2)	3,195	(28.9)	(24.8)	4,490
Basic earnings per share (euros)	0.40			0.31
Basic earnings per share diluted (euros)(3)	0.39			0.31
Adjusted earnings per share diluted (euros)(2-3)	0.56			0.80

(1)	Pro forma financial statements with Garanti Group accounted for by the proportional consolidation method, without early application of the IFRS 10, 11 and 12.
(2)	Adjusted excluding the results from corporate operations, the result of real-estate activity in Spain and the classification of refinanced loans.
(3)	Basic earnings per share which includes the eventual dilution of the contingent convertible securities into shares, issued in the second quarter of 2013.

8.	Significant negative impact in the quarter from exchange rates.

9.	As a result of the above, the net attributable profit generated in the quarter was a negative €849m.

Gross income

BBVA obtained gross income of €5,321m between October and December 2013, an increase of €135m on the previous quarter. This positive performance was once more boosted by recurring revenue (net interest income plus income from fees and commissions).

Net interest income totals €3,760m, the highest quarterly figure in 2013. It has recovered the upward trend after a decline in the previous quarter, basically as a result of the elimination of the “floor clauses” on May 9. The favorable performance now is basically due to the improvement in the cost of funding (wholesale and retail) and strong activity in emerging markets and the United States. As a result, cumulative net interest income for the year stands at €14,613m, down 3.4% on the figure for the same period in 2012. Excluding the exchange-rate effect, this heading has grown by 2.7% over the same period.

Earnings	5

Quarterly income from fees and commissions totals €1,139m, also the highest figure registered in 2013. For the year as a whole, it amounts to €4,431m, a year-on-year increase of 1.8%. This is despite the coming into force in some geographical areas of laws restricting some types of fees, which have had a negative impact on this heading.

Overall, the Group has demonstrated a high level of resilience and great capacity to generate recurring revenues, which over the year as a whole amounted to €19,044m. This figure is 2.2% down on the same period in 2012, but up 3.5% excluding the exchange-rate effect.

The quarter was positive for NTI thanks once more to positive market activity and good management of structural risks. In 2013, this heading amounted to €2,527m, 43.0% above the figure for the same period the previous year.

The dividends heading has registered a figure of €114m for the quarter. Of particular importance has been the remuneration from the stake in Telefónica, which was suspended temporarily in July 2012 and paid again in November 2013, as planned. In the year as a whole, total dividends received amounted to €365m.

Income by the equity method stands at €53m in the fourth quarter and €72m in 2013 as a whole. These figures do not include the earnings from CNCB, as with the aforementioned signing of the agreement with CITIC, BBVA’s current stake in CNCB is now considered available-for-sale. To guarantee a homogenous comparison, the historical series have been reconstructed, transferring the income by the equity method (excluding dividends) from CNCB corresponding to previous quarters to the new heading of earnings from corporate operations, as mentioned at the start of this chapter.

Breakdown of yields and costs

	4Q13		3Q13		2Q13		1Q13
	% of ATA	% yield/ Cost	% of ATA	% yield/ Cost	% of ATA	% yield/ Cost	% of ATA	% yield/ Cost
Cash and balances with central banks	4.9	0.85	4.2	0.89	4.2	0.99	5.2	0.95
Financial assets and derivatives	26.7	2.99	27.0	2.74	27.4	2.78	26.8	2.77
Loans and advances to credit institutions	4.5	1.98	4.5	1.28	4.4	1.57	4.4	1.54
Loans and advances to customers	56.2	5.63	56.5	5.50	56.2	5.58	55.9	5.55
Euros	32.6	2.62	33.3	2.65	33.4	2.97	34.0	3.08
Domestic	27.0	3.04	27.1	3.09	27.6	3.41	28.1	3.47
Other	5.6	0.61	6.2	0.72	5.8	0.85	5.8	1.23
Foreign currencies	23.6	9.80	23.3	9.58	22.8	9.43	22.0	9.37
Other assets	7.8	0.29	7.8	0.27	7.8	0.25	7.7	0.29

Total assets	100.0	4.11	100.0	3.97	100.0	4.03	100.0	3.99

Deposits from central banks and credit institutions	14.5	1.82	14.3	1.90	14.1	2.00	16.0	1.87
Deposits from customers	50.7	1.65	49.5	1.64	48.1	1.70	46.7	1.70
Euros	26.3	1.20	25.9	1.21	24.6	1.35	24.0	1.28
Domestic	19.3	1.33	18.6	1.39	17.7	1.56	16.6	1.51
Other	7.0	0.87	7.2	0.75	7.0	0.83	7.3	0.77
Foreign currencies	25.2	1.75	23.6	2.11	23.5	2.06	22.7	2.13
Debt certificates and subordinated liabilities	14.0	2.63	15.4	2.83	16.2	2.77	16.5	2.73
Other liabilities	13.1	1.28	13.0	1.04	14.0	0.88	13.7	1.06
Equity	7.6	—	7.8	—	7.6	—	7.2	—

Total liabilities and equity	100.0	1.64	100.0	1.66	100.0	1.67	100.0	1.69

Net interest income/average total assets (ATA)		2.47		2.31		2.36		2.30

6	Group information

Lastly, other operating income and expenses, at a negative €353m in the quarter and a negative €612m for the year as a whole, continues to reflect the good performance of the insurance business in all the geographical areas, although also a more negative effect than in 2012 of hyperinflation in Venezuela. Also influencing negatively is the increased contribution to the deposit guarantee schemes in the different regions where BBVA operates, including the exceptional payment in the fourth quarter to the Spanish Deposit Guarantee Fund in compliance with Royal Decree-Law 6/2013, dated March 22.

In conclusion, gross income performed well in 2013, at €21,397m, a year-on-year decline of 2.3%, but an increase of 2.6% not taking into account currency depreciation.

Operating income

Operating expenses in the last quarter amount to €2,852m, practically the same figure as in the same period in 2012. The cumulative figure for the year is €11,201m, with a slowdown of its year-on-year increase to 3.8% (8.4% at constant exchange rates). The policy of cost control applied in developed countries has largely offset the execution of plans for investment in technology and the expansion projects in emerging areas.

The number of employees, branches and ATMs has been affected by the changes in the scope of consolidation in the quarter (the sale of BBVA Panama and AFP Provida Chile). Excluding these two companies:

•	The number of people working in BBVA as of 31-Dec-2013 is 109,305. By geographical areas, there has been an increase in practically all the countries in South America, while in the rest of the areas it has fallen.

•	The total number of branches at the close of December was 7,512 units. By geographical areas the number has risen in South America, above all in Colombia, Peru and Venezuela, has fallen in Spain (the process of integrating Unnim), and has remained without significant changes in the rest of the areas.

Breakdown of operating expenses and efficiency calculation

(Million euros)

	2013	Δ%	2012
Personnel expenses	5,788	2.2	5,662
Wages and salaries	4,392	1.0	4,348
Employee welfare expenses	866	5.8	819
Training expenses and other	530	6.9	495
General and administrative expenses	4,280	4.3	4,106
Premises	966	5.5	916
IT	801	7.4	745
Communications	313	(5.4)	330
Advertising and publicity	391	3.3	378
Corporate expenses	106	3.8	102
Other expenses	1,268	5.6	1,201
Levies and taxes	437	0.7	433
Administration expenses	10,068	3.1	9,768
Depreciation and amortization	1,133	11.3	1,018
Operating expenses	11,201	3.8	10,786
Gross income	21,397	(2.3)	21,892
Efficiency ratio (Operating expenses/gross income, in %)	52.3		49.3

Earnings	7

•	The number of ATMs at the end of the year stood at 20,415 units. Their number has increased in South America and to a lesser extent in Mexico.

With these figures for revenue and expenses, the Group’s efficiency ratio in 2013 stands at 52.3%, while operating income is €10,196m, 8.2% below the figure for the same period in 2012 (down 3.0% excluding the exchange-rate effect).

Provisions and others

Impairment losses on financial assets in the last three months (€1,210m) were down on those recorded in the other quarters of 2013 and particularly in the third quarter, when there was a one-off increase due to the effect of classifying refinanced loans. For the year as a whole, this item amounts to €5,776m, 27.6% down on the figure for 2012, which included impairment on assets related to the real-estate sector in Spain.

Provisions totaled €196m for the quarter and €630m for the year, €21m down on the figure for 2012. This heading includes, among other items, early retirement costs, provisions for contingent liabilities, contributions to pension funds and other commitments to staff.

Other gains (losses) include various items, such as the provisions made for real-estate and foreclosed or acquired assets in Spain. It totaled a negative €382m in the last quarter of 2013 and a negative €1,040m in the year as a whole.

Lastly, the new heading earnings from corporate operations includes the following items in 2013: earnings from the Group’s pension business in Latin America, including the capital gains from the sale of the different companies (Mexico in the first quarter, Colombia and Peru in the second, and Chile in the fourth); the capital gains from the sale of BBVA Panama (fourth quarter); the capital gains generated by the reinsurance operation on the individual life and accident insurance portfolio in Spain (first quarter); and the effect of the new agreement with the CITIC Group (fourth quarter), basically valuing BBVA’s stake in CNCB marked to market. The previous quarters included income by the equity method for CNCB (not including dividends). In 2012, this item includes the badwill generated in the Unnim operation, the result from the sale of BBVA Puerto Rico and the historical figures of the pension business and the income by the equity method of CNCB, as the historical series have been reconstructed to make it more homogenous and comparable.

8	Group information

Breakdown of results from corporate operations

		2013					2012
	2013	4Q	3Q	2Q	1Q	2012	4Q	3Q	2Q	1Q
Results and net capital gains from the pensions business in Latin America	1,866	466	7	570	823	392	138	83	75	96
CNCB impacts(1)	(2,374)	(2,602)	153	24	51	550	169	172	33	176
Sale of BBVA Panama	230	230	—	—	—	—	—	—	—	—
Reinsurance agreement on the individual life and accident insurance portfolio in Spain	630	—	—	—	630	—	—	—	—	—
Unnim badwill (net)	—	—	—	—	—	376	56	320	—	—
Sale of BBVA Puerto Rico(2)	—	—	—	—	—	(15)	(15)	—	—	—
Income tax from corporate operations	471	661	—	—	(190)	—	—	—	—	—

Results from corporate operations	823	(1,245)	160	593	1,315	1,303	348	575	108	272

(1)	Includes the mark-to-market valuation of BBVA’s stake in CNCB and income by the equity method (net of dividends) from past quarters.
(2)	Exempt of tax.

Net attributable profit

In 2013 BBVA has generated a net attributable profit of €2,228m, above the figure of €1,676m in 2012. If the effect of corporate operations, earnings from the real-estate activity in Spain and the provision made in the third quarter of 2013 as a result of the classification of refinanced loans is not included in this figure, the Group’s adjusted net attributable profit in 2013 would be €3,195m, compared with €4,490m in 2012.

As a result, earnings per share (EPS) stand at €0.39 (€0.56 adjusted), return on total average assets (ROA) 0.48% (0.64% adjusted), return on equity (ROE) 5.0% (7.1% adjusted) and return on tangible equity (ROTE) 6.0% (8.6% adjusted).

By business area, Spain has contributed €583m, real-estate activity in Spain generated a loss of €1,254m, while the United States contributed €390m, Eurasia €454m, Mexico €1,805m and South America €1,249m.

Net attributable profit[1]

(Million euros)

-28.9%[2]
4,490
3,195
1,055
1,540
875
1,021
813
924
674
783
1Q 2Q 3Q 4Q
2012
1Q 2Q 3Q 4Q
2013

(1) Adjusted.
(2) At constant exchange rates: -24.8%.

Earnings per share[1]

(Euros)

-29.4%
0.80
0.56
0.19
0.27
0.15
0.18
0.14
0.16
0.11
0.13
1Q 2Q 3Q 4Q
2012
1Q 2Q 3Q 4Q
2013

(1) Adjusted.

ROA[1]

(Percentage)

0.81
0.82
0.64
2011
2012
2013

(1) Adjusted.

ROE[1] and ROTE[1]

(Percentage)

ROTE
ROE
14.7
13.4
8.6
10.9
10.7
7.1
2011
2012
2013

(1) Adjusted.

Earnings	9

Balance sheet and business activity

At the close of December 2013, the BBVA Group’s balance sheet and business activity closely reflected the trends mentioned in previous quarters:

•	The exchange rates that most influence the Group’s financial statements have continued to lose against the euro. As a result, their effect is negative, both over the quarter and in the last 12 months.

•	Loans and advances to customers (gross) has fallen by 1.9% over the quarter and 4.7% on the figure at the end of 2012. In addition to the aforementioned impact of exchange rates, lending in Spain has fallen back again, partly due to the early repayment under the Supplier Payment Fund in November.

•	Non-performing loans declined by 1.1% over the last 3 months, with falls both in the domestic (–0.3%) and non-domestic sector (–4.2%). However, over the last 12 months, this item has increased by 27.3%. The classification of refinanced loans carried out in the third quarter in Spain has had a significant impact on these figures.

Consolidated balance sheet (1)

(Million euros)

	31-12-13	Δ%	31-12-12	30-09-13
Cash and balances with central banks	37,064	(1.0)	37,434	27,926
Financial assets held for trading	72,301	(9.6)	79,954	71,409
Other financial assets designated at fair value	2,734	(4.2)	2,853	2,774
Available-for-sale financial assets	80,848	13.1	71,500	80,948
Loans and receivables	363,575	(5.2)	383,410	373,919
Loans and advances to credit institutions	24,203	(8.7)	26,522	27,845
Loans and advances to customers	334,744	(5.2)	352,931	341,553
Other	4,628	16.9	3,957	4,521
Held-to-maturity investments	—	n.m.	10,162	—
Investments in entities accounted for using the equity method	1,497	(78.0)	6,795	6,920
Tangible assets	7,723	(0.8)	7,785	7,574
Intangible assets	8,165	(8.4)	8,912	8,255
Other assets	25,576	(11.7)	28,980	27,452

Total assets	599,482	(6.0)	637,785	607,177

Financial liabilities held for trading	45,782	(18.1)	55,927	47,826
Other financial liabilities at fair value	2,772	10.2	2,516	2,791
Financial liabilities at amortized cost	480,307	(5.2)	506,487	480,708
Deposits from central banks and credit institutions	87,746	(17.6)	106,511	86,262
Deposits from customers	310,176	6.0	292,716	303,656
Debt certificates	65,497	(24.9)	87,212	73,619
Subordinated liabilities	10,579	(10.6)	11,831	9,909
Other financial liabilities	6,309	(23.2)	8,216	7,262
Liabilities under insurance contracts	9,844	9.0	9,032	9,869
Other liabilities	15,962	(20.3)	20,021	18,629

Total liabilities	554,667	(6.6)	593,983	559,821

Non-controlling interests	2,371	(0.1)	2,372	2,254
Valuation adjustments	(3,866)	77.0	(2,184)	(3,328)
Shareholders’ funds	46,310	6.2	43,614	48,429

Total equity	44,815	2.3	43,802	47,355

Total equity and liabilities	599,482	(6.0)	637,785	607,177

Memorandum item:
Contingent liabilities	36,437	(7.8)	39,540	36,813

(1)	Pro forma financial statements with Garanti Group accounted for by the proportional consolidation method, without early application of the IFRS 10, 11 and 12.

10	Group information

•	Customer funds continue to perform very well in all geographical areas, with a favorable impact on the Group’s commercial gap.

•	Deposits from customers increased by 2.1% over the quarter and 6.0% over the 12 months, thanks to the good performance of deposits in the retail sector and the recovery of wholesale balances.

•	All the different types of off-balance-sheet funds also performed well.

•	Lastly, total equity has fallen by 5.4% since September 2013. The impact on quarterly earnings of the signing of a new agreement with the CITIC group and the negative effect of exchange rates are the two basic reasons explaining this decline.

Loans and advances to customers

(Million euros)

	31-12-13	Δ%	31-12-12	30-09-13
Domestic sector	167,670	(12.1)	190,817	176,431

Public sector	22,128	(12.9)	25,399	25,269
Other domestic sectors	145,542	(12.0)	165,417	151,161
Secured loans	93,446	(11.6)	105,664	95,731
Other loans	52,095	(12.8)	59,753	55,431

Non-domestic sector	156,615	0.2	156,312	154,446

Secured loans	62,401	1.0	61,811	61,927
Other loans	94,214	(0.3)	94,500	92,519

Non-performing loans	25,826	27.3	20,287	26,109

Domestic sector	20,985	38.4	15,159	21,056
Non-domestic sector	4,841	(5.6)	5,128	5,053

Loans and advances to customers (gross)	350,110	(4.7)	367,415	356,986

Loan-loss provisions	(15,366)	6.1	(14,484)	(15,433)

Loans and advances to customers	334,744	(5.2)	352,931	341,553

Customer funds

(Million euros)

	31-12-13	Δ%	31-12-12	30-09-13
Deposits from customers	310,176	6.0	292,716	303,656

Domestic sector	151,070	7.0	141,169	150,622
Public sector	14,435	(33.8)	21,807	19,278
Other domestic sectors	136,635	14.5	119,362	131,344
Current and savings accounts	53,558	11.1	48,208	50,296
Time deposits	69,977	12.9	61,973	70,246
Assets sold under repurchase agreement and other	13,100	42.7	9,181	10,802
Non-domestic sector	159,106	5.0	151,547	153,034
Current and savings accounts	101,515	3.4	98,169	97,738
Time deposits	49,266	1.2	48,691	47,819
Assets sold under repurchase agreement and other	8,325	77.6	4,688	7,478

Other customer funds	99,213	8.1	91,774	95,109

Spain	59,490	14.0	52,179	56,340
Mutual funds	22,298	16.6	19,116	20,492
Pension funds	20,428	10.0	18,577	19,877
Customer portfolios	16,763	15.7	14,486	15,971
Rest of the world	39,723	0.3	39,596	38,769
Mutual funds and investment companies	21,180	(4.8)	22,255	21,021
Pension funds(1)	4,234	14.8	3,689	3,989
Customer portfolios	14,309	4.8	13,652	13,759

Total customer funds	409,389	6.5	384,491	398,765

(1)	They do not include the assets under management by pension fund administrators in Chile, Mexico, Colombia and Peru.

Balance sheet and business activity	11

Capital base

The key factors that affected the Group’s capital base in the fourth quarter of 2013 are as follows:

•	Improvement of the core capital ratio, according to Basel II, to 11.6%, 19 basis points higher than at the close of September. Organic generation of earnings, together with the divestments in BBVA Panama and AFP Provida and a reduction in risk-weighted assets (RWA) (affected by the exchange rate) offset the negative impact on core capital of the sale of 5.1% of CNCB.

•	Improvement in the Tier I and Tier II ratios by 79 and 53 basis points, respectively, during the quarter. This is mainly due to the sale of CNCB since, because the remaining stake (9.9%) does not exceed the 10% limit, it is not deducted in the capital base.

•	As a result, the BIS II ratio is 14.9%, a quarterly increase of 132 basis points.

•	RWA amount to €323,605m as of 31-Dec-2013, a decline of 0.6% over the last 3 months and mainly due to the exchange rate and lower activity in Spain. As the remaining stake in CNCB is not deducted, it increases the RWA and partially offsets the aforementioned reduction.

•	Lastly, the new capital requirements included in the European directive CRDIV, commonly known as Basel III (BIS III) came into effect in January 2014. The Group is extremely well positioned with respect to this new regulation:

•	The reduction in BBVA’s stake in CNCB to under 10% means a 71 basis points improvement in the core capital calculated under BIS III fully loaded regulation.

•	Royal Decree 14/2013 of November 29, which establishes that certain deferred tax assets are to be converted into accounts receivable from the Tax Authority, implies that they do not have to be deducted from the core BIS III ratio. This new regulation is estimated to have a positive effect on the Group’s BIS III fully loaded core capital ratio of between 60 to 70 basis points.

In short, BBVA’s solvency ratios continue to be well managed, ensuring the Group’s capital adequacy position is strong.

Capital base (BIS II Regulation)

(Million euros)

	31-12-13	30-09-13	30-06-13	31-03-13	31-12-12
Core capital	37,492	37,102	37,293	36,721	35,451
Capital (Tier I)	39,611	37,300	37,531	36,721	35,451
Other eligible capital (Tier II)	8,695	7,019	7,026	7,584	7,386
Capital base	48,306	44,319	44,557	44,305	42,836
Risk-weighted assets	323,605	325,665	331,098	328,002	329,033
BIS ratio (%)	14.9	13.6	13.5	13.5	13.0
Core capital (%)	11.6	11.4	11.3	11.2	10.8
Tier I (%)	12.2	11.5	11.3	11.2	10.8
Tier II (%)	2.7	2.2	2.1	2.3	2.2

12	Group information

Risk management

Credit risk

At the close of the fourth quarter of 2013, the Group’s main asset quality indicators have evolved according to forecast:

•	An uptick in the NPA ratio in Spain to 10.3% (6.4% excluding real-estate activity) as a result of another decline in the area’s loan book, as non-performing assets were down €145m in the quarter. The coverage ratio remains at the levels reported at the close of 30-Sep-2013.

•	In the rest of the geographical areas, improvement in the asset quality indicators in the United States and Mexico, slight deterioration in Eurasia (due to the deleveraging process in Europe and the exchange-rate effect in Turkey) and stability in South America.

As of 31-Dec-2013, the Group’s total risks with customers (including contingent liabilities) totaled €386,401m. This represents a decrease of 1.8% over the quarter and 5.1% over the last twelve months, due basically to the negative impact of exchange rates and a further decline in lending activity in Spain.

Credit risk management(1)

(Million euros)

	31-12-13	30-09-13	30-06-13	31-03-13	31-12-12
Non-performing assets	26,243	26,508	22,226	21,808	20,603
Total risks	386,401	393,556	401,794	410,840	407,126
Provisions	15,715	15,777	15,093	15,482	14,804
Specific	13,030	12,439	11,084	10,578	9,752
Generic and country-risk	2,684	3,338	4,009	4,904	5,052
NPA ratio (%)	6.8	6.7	5.5	5.3	5.1
NPA coverage ratio (%)	60	60	68	71	72
NPA ratio (%) (excluding real-estate activity in Spain)	4.6	4.6	3.8	3.6	3.5
NPA coverage ratio (%) (excluding real-estate activity in Spain)	59	58	64	68	66

(1)	Including contingent liabilities.

Non-performing assets evolution

(Million euros)

	4Q13	3Q13	2Q13	1Q13	4Q12
Beginning balance	26,508	22,226	21,808	20,603	20,114
Entries	3,255	7,094	4,075	3,603	4,041
Recoveries	(2,261)	(1,956)	(1,964)	(1,659)	(2,400)
Net variation	993	5,138	2,112	1,944	1,642
Write-offs	(1,102)	(817)	(1,282)	(655)	(1,172)
Exchange rate differences and other	(155)	(39)	(412)	(84)	19
Period-end balance	26,243	26,508	22,226	21,808	20,603
Memorandum item:
Non-performing loans	25,826	26,109	21,810	21,448	20,287
Non-performing contingent liabilities	418	399	416	361	317

Risk management	13

The balance of non-performing assets as of 31-Dec-2013 was €26,243m, very similar to the €26,508m reported at the close of September 2013. This was due to the effect of exchange rates and to the fact that non-performing loans in Spain fell slightly in relation to the figure posted at the end of the preceding quarter, when there had been a significant increase as a result of the classification of refinanced loans in both banking and real-estate activity. In terms of variation in NPA, gross additions declined and recoveries increased over the last 3 months, with net additions to NPA ending the period at €993m, a 80.7% reduction compared to the figure at the close of September. As a result, the ratio of recoveries to gross additions to NPA stood at 69.5% as of 31-Dec-2013.

The Group’s NPA ratio ended December 2013 at 6.8% (4.6% excluding real-estate activity in Spain), a slight increase of 6 basis points over the last 3 months. This was due mainly to the aforementioned decline in lending activity in Spain. The NPA ratio of the banking business in the country stands at 6.4%, up 24 basis points over the quarter. The ratio in real-estate activity in Spain closed the quarter at 55.5% (55.3% as of 30-Sep-2013). In Eurasia, the NPA ratio closed December at 3.4% (2.9% as of 30-Sep-2013). In the United States and Mexico, this ratio improved over the quarter to 1.2% and 3.6%, respectively, as of 31-Dec-2013. Lastly, in South America, the NPA ratio remained stable and closed the year at 2.1% (2.2% as of 30-Sep-2013).

Lastly, coverage provisions for risks with customers totaled €15,715m as of 31-Dec-2013, practically the same figure registered at the end of September (€15,777m), bringing the Group’s coverage ratio to the same level reported at the close of the previous quarter, at 60%. By business areas, the ratio increased significantly in the United States, from 120% to 134%, in Mexico, to 110% (105% as of

30-Sep-2013) and in South America, to 141% (137% at the end of the third quarter of 2013). It has remained stable in Spain and Eurasia, at 41% and 87%, respectively, at the end of 2013 (41% and 91%, respectively, at the close of the third quarter of 2013). In real-estate activity in Spain it stands at 61% (62% at the end of September).

Structural risks

The Assets and Liabilities Management unit in BBVA’s Financial Area is responsible for managing overall liquidity and structural interest-rate and foreign-exchange positions.

Liquidity management helps to finance the recurring growth of the banking business at suitable maturities and costs, using a wide range of instruments that provide access to a large number of alternative sources of finance. A core principle in the BBVA Group’s liquidity management is the financial independence of its subsidiaries abroad. This principle prevents the propagation of a liquidity crisis among the Group’s different areas and guarantees correct transmission of the cost of liquidity to the price formation process.

In the last three months of 2013, the situation in the wholesale financial markets was very similar to the previous quarter. The long-term wholesale financial markets in Europe were notably stable, as a result of the positive trend in sovereign risk premiums, as growth expectations improved in the euro zone. Against this background, BBVA has continued to have constant access to the market, although the liquidity contributed by the euro balance sheet has meant that no issuance was needed on the long-term wholesale markets.

Similarly, short-term finance in Europe has also performed well, in a context marked by a high level of market liquidity. Worth mentioning too is the outstanding performance of BBVA’s retail franchise in Spain, which managed to improve its liquidity gap again, as a result of its customer-centric focus and the Bank’s financial soundness.

The environment outside Europe has also been very positive. BBVA has once again strengthened its liquidity position in all the jurisdictions in which the Group operates. In the franchises where BBVA is present, its capacity to gather deposits has meant the absence of the need to access the international financial markets and also a further improvement in the Group’s financing structure.

14	Group information

To sum up, BBVA’s proactive policy in its liquidity management, the growth in customer funds in all geographical areas, its proven ability to access the market, even in difficult environments, its retail business model, the lower volume of maturities compared with its peers and the relatively small size of its balance sheet, all give it a comparative advantage against its peers. Moreover, the increased proportion of retail deposits continues to strengthen the Group’s liquidity position and to improve its financing structure.

Foreign-exchange risk management of BBVA’s long-term investments, basically stemming from its franchises abroad, aims to preserve the Group’s capital adequacy ratios and ensure the stability of its income statement.

In the last quarter of 2013, BBVA maintained a policy of actively hedging its investments in Mexico, Chile, Peru and the dollar area, at close to 50% in aggregate terms. In addition to this corporate-level hedging, dollar positions are held at a local level by some of the subsidiary banks. The foreign-exchange risk of the earnings expected from abroad for 2013 is also strictly managed. The impact of variations in exchange rates in 2013 has been partly offset by the hedging positions held, which have counteracted a possibly more negative effect on the Group’s income statement and capital ratios. For 2014, the same prudent and proactive policy will be pursued in managing the Group’s foreign-exchange risk.

The unit also actively manages the structural interest-rate exposure on the Group’s balance sheet. This aims to maintain a steady growth in net interest income in the short and medium term, regardless of interest-rate fluctuations.

In 2013, the results of this management have been very satisfactory, with extremely limited risk strategies in Europe, the United States and

Mexico. These strategies are managed both with hedging derivatives (caps, floors, swaps and FRAs) and with balance-sheet instruments (mainly government bonds with the highest credit and liquidity ratings).

Economic capital

Attributable economic risk capital (ERC) consumption as of 31-Dec-2013 amounted to €30,034m, an 8.7% decline on the figure for September 2013.

As is to be expected from BBVA’s profile, the largest allocation to ERC (57.1%) relates to credit risk on portfolios originated in the Group’s branch network from its own customer base. A 5.1% decline was reported in the quarter, concentrated mainly in Spain.

Equity risk, in other words the portfolio of holdings in industrial and financial companies, the stake in the CNCB group and consumption of economic capital from goodwill, has reduced its proportion in relation to total risks to 18.4% as a result of the sale of 5.1% of the stake in CNCB.

Structural balance-sheet risk, originated from the management of both structural interest-rate risk and exchange-rate risk, accounts for 6.6% of ERC, and has declined 17.8% over the last quarter, also affected by the sale of the aforementioned stake in CNCB.

Operational risk remained stable, with a relative weight of 7.1%, while fixed-asset risk decreased by 5.2% and also accounts for 7.1% of total ERC consumption.

Lastly, market risk, which is of less importance given the nature of the business and BBVA’s policy of minimal proprietary trading, reduced its relative weight over the quarter to 2.6%.

Risk management	15

The BBVA share

The main trends observed in the global economy over the previous quarters were confirmed in the latter part of 2013. First, the recovery of the U.S. economy and the start of the gradual withdrawal of the extraordinary monetary stimuli by the Federal Reserve. Second, the European Central Bank’s (ECB) cut in its base rate to an all-time low, in order to support the economic recovery of the Eurozone. The improvement of the macroeconomic fundamentals in emerging markets and the fact that their exchange rates have on the whole been flexible, have led to an orderly adaptation to the Fed’s monetary policy transition.

Financial markets began the quarter facing the threat of a possible default by the U.S. Treasury, the exit by the Fed from its expansive monetary policy and the consequent value readjustment in emerging assets in international portfolios. Most of these uncertainties began to ease toward the end of 2013, as reflected in the gains of the main stock-market indices. The general European index, the Stoxx 50, posted a quarterly gain of 5.2% at the end of December. The Ibex 35 and the Eurozone bank index (Euro Stoxx Banks) rose by 8.0% and 12.4% respectively.

Equity analysts consider that BBVA’s earnings in the third quarter of 2013 stand out from other Spanish banks due to the strength of its balance sheet and BBVA’s excellent capital position, as well as its more conservative risk management policy compared with the rest of the Spanish banking system.

The BBVA share and share performance ratios

	31-12-13	30-09-13
Number of shareholders	974,395	980,481
Number of shares issued	5,785,954,443	5,724,326,491
Daily average number of shares traded	39,188,130	64,576,932
Daily average trading (million euros)	340	447
Maximum price (euros)	9.40	8.46
Minimum price (euros)	8.17	6.18
Closing price (euros)	8.95	8.26
Book value per share (euros)	8.18	8.27
Market capitalization (million euros)	51,773	47,283
Price/book value (times)	1.1	1.0
PER (Price/earnings; times)	23.2	13.7
Yield (Dividend/price; %)(1)	4.1	4.5

(1)	Calculated with the new shareholder remuneration policy announced on October 25th, 2013.

As a result, most analysts continue to classify BBVA as the best investment option for taking advantage of the opportunities derived from Spain’s imminent economic recovery. The Group’s earnings in Mexico and South America have also been very positive, and in some cases have exceeded market expectations.

As a result of the above factors, the BBVA share gained significantly in 2013. At the end of December, the share price had risen over the quarter by 8.3% and by 28.6% over the previous 12 months, closing as of 31-Dec-2013 at €8.95 per share. This price represents a market capitalization of €51,773m, a price/book value ratio of 1.1, a P/E ratio of 23.2 (calculated on the BBVA Group’s net attributable profit for 2013) and a dividend yield of 4.1% (based on the new shareholder retribution policy announced last October 25th, 2013).

Following the rise of the share price in the third quarter, the average daily volume traded from October to December fell 39.3% to 39 million shares, a 24.1% decline in terms of average daily volume, to €340m.

As regards shareholder remuneration, a new dividend policy has been announced that will pay shareholders in cash, in line with earnings and the Group’s growth profile. This shift toward a 100% cash remuneration will be accompanied by a complement to the cash dividend through the “dividend-option” system during the transition period. The market has taken a positive view of this new policy’s focus on cash payment, and considers that there are good grounds for implementing it in the current circumstances.

16	Group information

Corporate responsibility

Respect for people’s dignity and their inherent rights is an essential requirement for BBVA. Since late 2012, the Bank has been a member of the “Thun Group of Banks”, a group set up with the aim of helping implement the “Guiding Principles on Business and Human Rights” in the banking sector. In 4Q13, an initial working paper was released, containing reflections on the value of principles for the financial business.

BBVA has also joined the “Global Initiative for Sustainability Ratings” (GISR). Its aim is to design a standard to accredit the sustainability ratings, indices and rankings found on the market and to step up the contribution made by companies and other organizations to sustainable development.

During the last quarter of 2013, there have also been other milestones in terms of corporate responsibility:

Financial inclusion

BBVA Colombia has announced an alliance with Grupo Gelsa to open 140 banking correspondents in the country. This will enable customers to carry out different transactions (deposits, payments, withdrawals, transfers, etc.) at the established service points.

The BBVA Microfinance Foundation has launched its new website, designed for those who want to learn about the work carried out by the Foundation, which to date has enabled 1.4 million people from underprivileged backgrounds to perform sustainable productive activities in Latin America.

Financial literacy

In Spain, the Instituto BBVA de Pensiones (BBVA Pensions Institute) has been set up and the Bank has launched the “Mi Jubilación” (“My Retirement”) initiative, that includes studies and educational contents about the pensions system to help the general public take rational and informed decisions.

BBVA Chile has set up the “Educación Financiera para Jóvenes” (“Financial Literacy for Young People”) and “Adelante con tu Futuro para Colegios” (“Forward with Your Future for Schools”) programs to help children and young people take informed financial decisions.

Responsible banking

Human resources. BBVA was the only Bank included in the “Best Companies to Work For” world ranking in 2013, prepared by “Great Place To Work”. It also ranked first among companies headquartered in Spain. In Mexico, BBVA Bancomer, which is committed to developing its human capital, has set up the Bancomer University, whose educational model is focused on comprehensive personal development.

Customer-centric approach. “Yo Soy Empleo” (I am Employment) has been selected to be a part of the 2013-2015 campaign of Enterprise 2020, within the “Skills for Employment” topic, through which over 13,000 will find a job. Since its launch in February 2013, this initiative has supported 2,173 business people, who have hired over 3,300 people who had been unemployed for an average of 13 months. Furthermore, 1,733 people have already received training through the program.

In omni-channel banking, BBVA is working on improvements and new channels to make communication easier for customers. For example, “Drive-thru”, a device which BBVA Compass customers can use to access many branch services in real time without having to get out of their car. In Spain, BBVA has presented “Creditpyme”, a pioneering tool with which SMEs and entrepreneurs can check their financial position in a simple way from any device; and “BBVA Wallet”, a mobile app which offers users a quick and secure way of managing card transactions through their smartphone, and which has been downloaded 15,000 times in less than 10 days.

Community involvement

In Spain, the VII Carrera Solidaria BBVA (7th BBVA Solidarity Race) has raised 160,000 euros to set up a cooperative store, coordinated by Cáritas Madrid.

In social entrepreneurship, the “Momentum Project” in Spain launched its 4th edition. In Mexico, six companies have been selected to take part, which will receive funding to make their growth plans a reality. In Peru, six social enterprises have been selected and will receive help to materialize their expansion plan.

The Ruta BBVA has presented the 2014 “En Busca de las Fuentes del Río Amazonas. El Misterio de la Danza de los Cóndores” (“The Search for the Sources of the Amazon River. The Mystery of the Dance of the Condors”) expedition, which will travel through southern Peru and Spain. This year, social entrepreneurship has been one of the key focus of the Route.

BBVA in the Sustainability Indices

BBVA has a prominent position in the main sustainability indices at international level. As of December 31, 2013, its weightings were as follows:

Further information and contact details are available at www.bancaparatodos.com

Corporate responsibility	17

Business areas

This section presents and analyzes the most relevant aspects of the Group’s different areas. Specifically, it shows the income statement, the balance sheet, the business activity and the most significant ratios in each of them: performing loans, customer funds (on and off-balance-sheet), efficiency ratio, NPA ratio, coverage ratio and risk premium.

In the first quarter of 2013 changes were made to the geographical reporting structure of the BBVA Group’s business areas. Consequently, banking activity in Spain includes the portfolios, finance and structural euro balance-sheet positions managed by ALCO that were previously reported in Corporate Activities. In addition, because of the particular nature of their management, the assets and results pertaining to the real-estate business in Spain are presented separately. This covers lending to real-estate developers (previously integrated in Spain) and foreclosed real-estate assets which were included in Corporate Activities in the years prior to 2013.

As a result, the composition of the business areas in 2013 is different from that presented in 2012, and is now as follows:

•	Banking activity in Spain (from now on, Spain), which as in previous years includes: The Retail network, with the segments of individual customers, private banking, and small businesses; Corporate and Business Banking (CBB), which handles the SMEs, corporations and institutions in the country; Corporate & Investment Banking (CIB), which includes business with large corporations and multinational groups and the trading floor and distribution business in the same geographical area; and other units, among them BBVA Seguros and Asset Management (management of mutual and pension funds in Spain). In addition, starting in 2013 it also includes the portfolios, finance and structural interest-rate positions of the euro balance sheet.

•	Real-estate activity in Spain. This new area has been set up with the aim of providing specialized and structured management of the assets of the real-estate area accumulated by the Group as a result of the crisis in Spain. Therefore, it mainly includes loans to real-estate developers (previously reported in Spain) and foreclosed real-estate assets (previously reported in Corporate Activities).

•	The United States encompasses the Group’s businesses in the United States. The historical series in this area has been reconstructed to exclude the business in Puerto Rico, which was sold in December 2012, and include it in the Corporate Center.

•	Eurasia, which as in 2012 includes the business carried out in the rest of Europe and Asia, i.e. the retail and wholesale businesses of the Group in the area. It also includes BBVA’s stakes in the Turkish bank Garanti and the Chinese banks CNCB and CIFH. The equity-accounted income of CNCB (excluding the dividends) has been reclassified from Eurasia to the Corporate Center under the heading ‘Results from corporate operations’.

•	Mexico, which includes the banking and insurance businesses in the country (the pensions business was sold in the first quarter of 2013 and its earnings were registered in the Corporate Center under the heading ‘Results from corporate operations’.

•	South America includes the banking and insurance businesses that BBVA carries out in the region. In the first half of 2013 it closed the sale of its stake in the pension fund administrators in Colombia and Peru, while in this last quarter it completed the sale of Provida Chile and BBVA Panama, whose earnings have been registered in the Corporate Center under the heading results from corporate operations.

In addition to the above, all the areas include a remainder made up of other businesses and of a supplement that includes deletions and allocations not assigned to the units making up the above areas.

Lastly, the Corporate Center is an aggregate that contains the rest of the items that have not been allocated to the business areas, as it basically corresponds to the Group’s holding function. It groups together the costs of the headquarter that have a corporate function; management of structural exchange-rate positions, carried out by the Financial Planning unit; specific issues of capital instruments to ensure adequate management of the Group’s global solvency; portfolios and their corresponding results, whose management is not linked to customer relations, such as industrial holdings; certain tax assets and liabilities; funds due to commitments with pensioners; goodwill and other intangibles. In addition, it also comprises the result from certain corporate operations carried out over the year, such as that from the pension business in Latin America, including the capital gains from the sale of the businesses in Mexico (first quarter), Colombia and Peru (second quarter) and Chile (fourth quarter), those resulting from the sale of BBVA Panama (fourth quarter), and the effect of the repricing of the stake in CNCB to market value following the signing in the fourth quarter of the new agreement with the CITIC group, that includes the sale of 5.1% of the stake in CNCB. It also includes the equity-accounted earnings from CNCB (excluding the dividends) for previous periods, in both 2013 and 2012. Lastly, the data for the previous year includes the financial statements of BBVA Puerto Rico until its sale, which was completed in December 2012.

18	Business areas

In addition to this geographical breakdown, supplementary information is provided for all the wholesale businesses carried out by BBVA, i.e. Corporate & Investment Banking (CIB). This aggregate business is considered relevant to better understand the BBVA Group because of the characteristics of the customers served, the type of products offered and the risks assumed.

The figures corresponding to 2012 have been restated according to the same criteria and the same structure of areas as explained above in order to offer homogeneous year-on-year comparisons.

Lastly, as usual, in the case of the Americas and Eurasia (basically Garanti), the results of applying constant exchange rates are given in addition to the year-on-year variations at current exchange rates.

The Group compiles information by areas based on units at the same level, and all the accounting data related to the business managed are recorded in full. These basic units are then aggregated in accordance with the organizational structure established by the Group for higher-level units and, finally, the business areas themselves. Similarly, all the companies making up the Group are also assigned to the different units according to the geographical area of their activity.

Once the composition of each business area has been defined, certain management criteria are applied, of which the following are particularly important:

•	Capital. Capital is allocated to each business according to economic risk capital (ERC) criteria. This is based on the concept of unexpected loss at a specific confidence level, depending on the Group’s capital adequacy targets. The calculation of the ERC combines credit risk, market risk, structural balance-sheet risk, equity positions, operational risk, fixed-asset risk and technical risks in the case of insurance companies. These calculations are carried out using internal models that have been defined following the guidelines and requirements established under the Basel II capital accord, with economic criteria prevailing over regulatory ones.

ERC is risk-sensitive and thus linked to the management policies of the businesses themselves. It standardizes capital allocation between them in accordance with the risks incurred. In other words, it is calculated in a way that is standard and integrated for all kinds of risks and for each operation, balance or risk position, allowing its risk-adjusted return to be assessed and an aggregate to be calculated for profitability by client, product, segment, unit or business area.

•	Internal transfer prices. Within each geographical area, internal transfer rates are applied to calculate the net interest income of its businesses, under both the asset and liability headings. These rates are composed of a market rate that depends on the operation’s revision period, and a liquidity premium that aims to reflect the conditions and outlook for the financial markets in each area. Earnings are distributed across revenue-generating and distribution units (e.g., in asset management products) at market prices.

•	Allocation of operating expenses. Both direct and indirect costs are allocated to the business areas, except where there is no clearly defined relationship with the businesses, i.e. when they are of a clearly corporate or institutional nature for the Group as a whole.

•	Cross-selling. In some cases, consolidation adjustments are required to eliminate shadow accounting entries in the earnings of two or more units as a result of cross-selling incentives.

Mayor income statement items by business area

(Million euros)

		Business areas
	BBVA Group(1)	Spain	Real-estate activity in Spain	The United States	Eurasia(1)	Mexico	South America	S Business areas	Corporate Center
2013
Net interest income	14,613	3,830	(3)	1,407	911	4,484	4,703	15,332	(719)
Gross income	21,397	6,095	(38)	2,101	1,721	6,201	5,630	21,711	(314)
Operating income	10,196	3,081	(190)	627	987	3,865	3,244	11,614	(1,419)
Income before tax	2,750	222	(1,840)	534	593	2,362	2,387	4,257	(1,507)
Net attributable profit	2,228	583	(1,254)	390	454	1,805	1,249	3,227	(999)
2012
Net interest income	15,122	4,748	(20)	1,551	851	4,178	4,288	15,596	(473)
Gross income	21,892	6,665	(84)	2,243	1,665	5,756	5,360	21,604	288
Operating income	11,106	3,778	(211)	737	886	3,590	3,066	11,847	(741)
Income before tax	749	1,652	(5,705)	619	508	2,229	2,271	1,575	(826)
Net attributable profit	1,676	1,162	(4,044)	443	404	1,689	1,199	853	823

(1)	Pro forma financial statements with Garanti Group accounted for by the proportional consolidation method, without early application of the IFRS 10, 11 and 12.

Business areas	19

Spain

Income statement

(Million euros)

	Spain
	2013	Δ%	2012
Net interest income	3,830	(19.3)	4,748

Net fees and commissions	1,376	2.5	1,342
Net trading income	807	215.2	256
Other income/expenses	82	(74.2)	318

Gross income	6,095	(8.5)	6,665

Operating expenses	(3,014)	4.4	(2,887)
Personnel expenses	(1,851)	3.1	(1,795)
General and administrative expenses	(1,052)	5.9	(993)
Depreciation and amortization	(111)	12.2	(99)

Operating income	3,081	(18.4)	3,778

Impairment on financial assets (net)	(2,577)	39.1	(1,853)
Provisions (net) and other gains (losses)	(282)	3.3	(273)

Income before tax	222	(86.5)	1,652

Income tax	(60)	(87.8)	(487)

Net income from ongoing operations	163	(86.0)	1,165

Results from corporate operations	440	n.m.	—

Net income	603	(48.3)	1,165

Non-controlling interests	(20)	n.m.	(3)

Net attributable profit	583	(49.8)	1,162

Balance sheet

(Million euros)

	Spain
	31-12-13	Δ%	31-12-12
Cash and balances with central banks	11,389	6.1	10,736
Financial assets	99,483	(8.0)	108,190
Loans and receivables	189,558	(7.6)	205,163
Loans and advances to customers	173,047	(8.5)	189,065
Loans and advances to credit institutions and other	16,510	2.6	16,098
Inter-area positions	13,859	(24.7)	18,408
Tangible assets	781	(5.7)	828
Other assets	492	(75.9)	2,037

Total assets/liabilities and equity	315,561	(8.6)	345,362

Deposits from central banks and credit institutions	57,562	(13.2)	66,321
Deposits from customers	157,466	8.5	145,164
Debt certificates	49,281	(28.3)	68,748
Subordinated liabilities	2,411	(31.7)	3,531
Inter-area positions	—	—	—
Financial liabilities held for trading	38,435	(20.6)	48,377
Other liabilities	814	(31.9)	1,195
Economic capital allocated	9,592	(20.2)	12,027

Spain highlights in the fourth quarter

•	Another reduction in the loan-book balance.

•	Improvement in entries to NPLs.

•	High deposit renewal rates, over 80%.

•	Good price management leading to improvement in net interest income.

•	Exceptional payment to the Deposit Guarantee Fund (DGF).

Highlights

Lending activity in the quarter has continued to follow the downward trend seen in recent quarters, and this continues to have a negative impact on the NPA ratio. On the contrary, deposits have performed well. Both items have allowed the area to once again improve its commercial gap.

In 2013, earnings were strongly affected by the elimination of the so-called “floor clauses”, the specific increase in loan-loss provisions due to the classification of refinanced loans, the accounting for the exceptional payment to the Deposit Guarantee Fund (DGF) in Spain in compliance with Royal Decree-Law 6/2013 and the capital gains generated by the reinsurance operation on the individual life and accident insurance portfolio.

Macro and industry trends

In the latter part of 2013, the Spanish economy began to emerge from its long period of recession. This still incipient recovery is underpinned by the positive performance of exports and a less contractive domestic demand. These factors are improving market confidence. As a result, there has been no major financial tension, significant declines in the sovereign risk premium, and the economy has opened up to international financial flows. Even so, the recovery is still very modest, particularly in terms of unemployment, which is still above 25% of the active population.

20	Business areas

As far as the financial system is concerned, the weakest part of the sector has continued to be restructured and reorganized, and in late 2013 it was confirmed that the financial assistance program agreed with the Troika (European Commission, ECB and International Monetary Fund –IMF-) would be ended. In November, the IMF and the European Commission separately published the fourth monitoring report on the restructuring of the sector, highlighting the progress made in bank recapitalization and restructuring, and in reinforcing the system’s supervision and monitoring. Lastly, the financial sector has continued with its deleveraging process, although the flow of new credit transactions granted in recent months in Spain shows an improvement driven by the corporate portfolio. However, the outstanding balance of loans continues to decline, having a negative impact on the sector’s NPA ratio, which at the end of October 2013 amounted to 13% for the system as a whole. This figure has also been influenced by the classification of refinanced loans.

Activity

Against this background, performing loans in the area amounted to €165,813m as of 31-Dec-2013, implying a decline of 4.6% over the quarter and 10.2% over the last twelve months.

As stated above, in terms of asset quality, the upward trend in the NPA ratio continues, largely due to the declining lending volumes, as non-performing loans fell during the last quarter. In the year-on-year comparison, the rise in the NPA ratio is also due to the impact of the classification of refinanced loans made in the third quarter. As of 31-Dec-2013, this ratio stood at 6.4% (6.2% as of 30-Sep-2013). The coverage ratio has remained stable over the period, ending at 41%, as at the end of September.

Relevant business indicators

(Million euros and percentage)

	Spain
	31-12-13	30-09-13	31-12-12
Performing loans	165,813	173,837	184,697
Customer deposits under management(1)	147,782	143,723	133,802
Mutual funds	22,298	20,492	19,116
Pension funds	20,428	19,877	18,577
Efficiency ratio (%)	49.5	48.2	43.3
NPA ratio (%)	6.4	6.2	4.1
NPA coverage ratio (%)	41	41	48
Risk premium (%)	1.36	1.51	0.95

(1)	Excluding repos. Including promissory notes sold by the retail network and collection accounts.

However, from the standpoint of liabilities, the performance of customer funds continues being very positive. As of 31-Dec-2013, BBVA managed €190.508m in customer deposits, promissory notes, mutual and pension funds, which implies year-on-year growth of 11.1% and of 3.5% on the close of the previous quarter.

Customer deposits under management rose 2.8% since September 2013 and 10.4% over the last twelve months. Current accounts report the higher growth over the quarter (up 5.3%), while time deposits have grown the most over the last 12 months (up 18.9%). The area has managed to cope with a very demanding year in terms of maturities, thanks to its adequate commercial policy and the high capillarity of its network, as well as the promotion of multi-channel banking, enabling it to reach deposit renewal rates of over 80% every month.

Spain	21

In off-balance-sheet funds, BBVA has performed well in both mutual and pension funds, which increased by 8.8% and 2.8%, respectively, during the quarter, and by 16.6% and 10.0%, respectively, over the year. In an environment of very low interest rates, BBVA is actively selling a diversified mutual fund catalog to customers with the right investor profile. As a result, BBVA has maintained its position as the top manager in both mutual and pension funds in Spain, with market shares of 16.4% in mutual funds (according to the latest information available as of November) and 20.4% in pensions (according to data published by Inverco in September).

Earnings

Earnings for the BBVA banking business in Spain in 2013 have been influenced by four exceptional factors. First, the elimination in May 9 of the so-called “floor clauses” from mortgage loans signed by consumers. Second, the temporary increase in loan-loss provisions as a result of the classification of refinanced loans in the third quarter. Third, the exceptional payment to the Deposit Guarantee Fund (DGF) booked in the fourth quarter, in order to comply with Royal Decree-Law 6/2013. Lastly, the capital gains generated in the first quarter by the reinsurance operation on the individual life and accident insurance portfolio.

The area’s gross income totaled €6,095m in 2013 (down 8.5% year-on-year). At €3,830m, net interest income declined 19.3% year-on-year due to the elimination of mortgage floors clauses, weaker lending activity and the current setting of low interest rates, and thus narrow spreads. However, there has been improvement over the quarter (up 7.4%) thanks to adequate price management in new lending operations and, above all, in renewals of liabilities, which will lay the foundations for recovery of net interest income in the coming years. Income from fees and commissions is up 2.5% during the same period to €1,376m, thanks to the positive performance of fees from fund management and wholesale banking transactions with clients. Lastly, the positive performance of the Markets unit and good management of structural risks on the balance sheet against a background of low interest rates have had a positive impact on NTI generation in 2013, with strong performance offsetting the decline in the ‘Other income and expenses’

heading due to the one-off insurance operation done in early 2013 and the exceptional payment made to the Deposit Guarantee Fund in the fourth quarter.

Operating expenses remain under control and show a substantial slowdown in their year-on-year rate of change. For the year as a whole, this heading amounts to €3,014m, up 4.4% on 2012, the year Unnim was incorporated (late July). Consequently, operating income for the year totals €3,081m, compared to €3,778m in 2012.

Impairment losses on financial assets in the quarter have the lowest figure for the year, markedly lower than in the previous quarter, which included an additional charge due to the classification of refinanced loans. For the year as a whole, this heading amounts to €2,577m, up 39.1% year-on-year due to the aforementioned additional charge.

Lastly, the ‘Results from corporate operations’ heading includes the capital gain from the reinsurance operation carried out in the first quarter of the year. All considered, banking activity in Spain generated a net attributable profit of €583m in 2013.

Main highlights

Against the background of restructuring, BBVA’s strategy in Spain remains focused on strengthening the franchise through growing the customer base and gaining market share. In order to achieve these targets, the retail banking business remains committed to savings and lending products as the main drivers for increasing customer fund gathering and bundling.

On the assets side, one of the quarter’s highlights was the launch of “Préstamo Inmediato” (“Immediate Loan”), a pre-approved loan that can be contracted through any channel, for a customized amount and price based on a behavioral analysis of each customer.

In insurance, BBVA continues to redefine certain products in order to tailor them to customer needs, and to make them more simple and competitive. BBVA has launched “Seguro de Vivienda BBVA” (“BBVA Home Insurance”), a modular, flexible and competitive product that enables customers to contract what they really need, depending on the features of their home.

22	Business areas

BBVA continues to play an active role in developing products and services for the Premium segment. In order to improve customer experience in this area, relationships with the bank agent by scheduled appointments are being encouraged, which enables the bank to save a significant amount of time, and to offer greater dedication and better advice.

Progress has also continued to be made in the multi-channel strategy, with a firm commitment to innovation and digital channels, in order to bring the financial products and services to customers no matter where they may be:

•	The “BBVA Contigo” remote management model has been consolidated. According to 2013 year-end figures, over half a million customers are using this service.

•	In digital channels, a new website has been launched for the youth segment: bluebbva.com.

•	Mobility is another priority in multi-channel distribution. Also worth noting is the launch of “BBVA Wallet”, which enables customers to perform transactions with their cards using their cell phones and make payments through contactless technology. Since its launch and in just two weeks, the app has been downloaded 20,000 times, and this is on top of the 2 million active users in digital channels.

The CBB unit has been very focused on retaining and gathering deposits, as a way of consolidating and increasing customer loyalty. BBVA has also set itself the target of meeting solvent demand for credit in a proactive way. This goal has been achieved through the “Plan +Negocio” (“+Business Plan”), based on increased management, proximity and analysis of projects of customers and non-customers with proven solvency. In addition, BBVA has confirmed its leading role in distributing ICO (Official Credit Institute) credit facilities, which are a way of measuring lending activity in this unit. Using cumulative data through 31-Dec-2013, the Bank had arranged 24,257 transactions for €1,743m, 21% higher than the amount contracted as of the same date in 2012.

The following prizes and awards are worth mentioning in the quarter:

•	In November, BBVA was awarded with the “Impulso al Autónomo” (“Promoting Self-Employed Workers”) prize, organized by the Federación Nacional de Trabajadores Autónomos (National Federation of Self-Employed Workers, ATA) and the Joly group, for the “Yo Soy Empleo” (“I am employment”) program. This award underlines the Bank’s commitment to helping create jobs for self-employed workers and SMEs.

•	For the fourth year in a row, BBVA Banca Privada has been chosen as the “Best Private Bank in Spain” in the 2013 “The Global Private Banking Awards”, granted every year by The Banker, the prestigious Financial Times Group journal specializing in international banking. This award is a further recognition of BBVA’s business model, based on customized advice and a comprehensive management service that combines trust and transparency.

•	Lastly, BBVA has been chosen as “Mejor Banco en Redes Sociales en España” (“Best Bank in Social Networks in Spain”) in 2013. According to Alianzo, the on-line analysis company, the keys to BBVA’s success are the interesting and useful contents posted for its stakeholders, highlighting the dissemination of advice on how to better manage home economics and the promotion of sports sponsorships and of the BBVA brand.

Spain	23

Real-estate activity in Spain

Income statement

(Million euros)

	Real-estate activity in Spain
	2013	Δ%	2012
Net interest income	(3)	(87.1)	(20)

Net fees and commissions	8	(54.0)	18
Net trading income	67	n.m.	(29)
Other income/expenses	(111)	108.1	(53)

Gross income	(38)	(55.0)	(84)

Operating expenses	(152)	20.5	(126)
Personnel expenses	(86)	44.9	(60)
General and administrative expenses	(43)	0.6	(43)
Depreciation and amortization	(23)	(4.7)	(24)

Operating income	(190)	(9.7)	(211)

Impairment on financial assets (net)	(643)	(83.1)	(3,799)
Provisions (net) and other gains (losses)	(1,008)	(40.6)	(1,695)

Income before tax	(1,840)	(67.7)	(5,705)

Income tax	595	(64.1)	1,659

Net income	(1,245)	(69.2)	(4,046)

Non-controlling interests	(9)	n.m.	3

Net attributable profit	(1,254)	(69.0)	(4,044)

Balance sheet

(Million euros)

	Real-estate activity in Spain
	31-12-13	Δ%	31-12-12
Cash and balances with central banks	6	73.9	4
Financial assets	1,159	3.4	1,121
Loans and receivables	10,540	(14.9)	12,384
Loans and advances to customers	10,559	(14.7)	12,384
Loans and advances to credit institutions and other	(19)	—	—
Inter-area positions	—	—	—
Tangible assets	1,661	(10.0)	1,846
Other assets	7,196	9.6	6,568

Total assets/liabilities and equity	20,563	(6.2)	21,923

Deposits from central banks and credit institutions	—	—	—
Deposits from customers	103	(78.6)	479
Debt certificates	—	—	13
Subordinated liabilities	556	(14.7)	651
Inter-area positions	17,677	(1.0)	17,857
Financial liabilities held for trading	—	—	—
Other liabilities	—	—	—
Economic capital allocated	2,227	(23.8)	2,922

Highlights of real-estate activity in Spain in the fourth quarter

•	The improved economic climate has started to be reflected in the stabilization of sales and prices in the sector.

•	Another reduction in BBVA’s net exposure to the real-estate sector.

•	Increased rate of growth in sales of real-estate assets.

•	Limited risks.

Highlights

Activity in the fourth quarter of 2013 does not differ significantly from previous periods. The most relevant aspects were once more the reduction of exposure to developer loans and the good rate of property sales.

The area’s income statement basically includes the expected loan-loss provisions for lending to the developer sector, the effect of property sales and the repricing of foreclosed assets to market value, as well as the expenses associated with the specialized and orderly management of these assets.

Industry trends

The slight improvement in the economic climate in the fourth quarter of the year has begun to be reflected in the real-estate sector. Despite its fragility, it is showing indications of stabilization in terms of sales and prices, particularly in the markets that are most attractive to foreign investors. The fall in construction activity is also slowly reducing the excess stock, and with it the pressure on prices.

Financial conditions remain attractive in the mortgage market, with interest rates and affordability ratios at all-time lows. However, lack of liquidity is still a clear obstacle to the full development of residential demand. Forecasts point to an improvement in both sales and prices in 2014.

24	Business areas

Exposure

The Group faces two very different realities within the real-estate sector: the first is its net exposure to the developer segment (lending to developers plus the foreclosed assets resulting from this lending), which is still falling and will continue to do so in the future; the other is the retail foreclosures, i.e. the assets from the mortgage loans to private individuals. Their increase is linked to the rise in gross additions to NPA in this portfolio in 2008 and 2009.

After complying with the requirements imposed by Royal Decree-Laws 2/2012 and 18/2012 in 2012, BBVA’s net exposure to the real-estate sector in Spain is declining. As of 31-Dec-2013, the balance stood at €14,570m, 1.5% down on the close of the previous quarter and 6.5% below the figure at the close of 2012.

In 2013 there was an increase in the balance of non-performing developer loans, basically due to the application of the classification of refinanced loans in the third quarter. In fact, a significant percentage of the volume of loans reclassified as non-performing as a result of this classification corresponds to customers who are currently up-to-date with their payments.

Within the exposure to the Spanish real-estate sector, property securing mortgage loans to private individuals has increased year-on-year by 14.6% . As has been noted, this rise is closely linked to the increase in gross additions to NPA in this mortgage portfolio during 2008 and 2009.

At the close of 2013, the Group’s coverage of non-performing and substandard loans (51%) and of assets from foreclosures and purchases (51%) remained stable compared with the levels of the previous quarter. Overall coverage of real-estate exposure closed the year at 45%, the same level as that reported at the end of September.

In the latter part of 2013, sales of owned real-estate assets picked up pace, at 4,643 units over the quarter, a rise of 48.3% on the previous quarter. If third party sales are added, the total units sold amount to 8.485. In the year as a whole, cumulative sales totaled 21,383 units, of which 6,993 correspond to third parties.

Earnings

There are two significant elements in the income statement for the area: first, the impact of loan-loss provisions in the developer book and the decline in the value of foreclosed real-estate assets; and second, the effect of the sale of properties.

Other factors influencing the situation, although to a lesser extent, are: the consolidation by the equity method of the stake in Metrovacesa, which is registered under the “Other income/expenses” heading; the positive results from portfolio sales of stakes in associated companies; income from rentals; and the year-on-year increase in operating expenses, due to greater staff numbers assigned to the area to carry out separate and specialized management of this business and deal with increased activity.

Coverage of real estate exposure in Spain

(Million of euros as of 31-12-13)

	Risk amount	Provision	% Coverage over risk
NPL + Substandard	10,283	5,237	51
NPL	8,838	4,735	54
Substandard	1,445	502	35
Foreclosed real estate and other assets	12,965	6,663	51
From real estate developers	9,173	5,088	55
From dwellings	2,874	1,164	41
Other	918	411	45

Subtotal	23,248	11,900	51

Performing	3,222	—	—
With collateral	2,851
Finished properties	2,058
Construction in progress	401
Land	392
Without collateral and other	371

Real estate exposure	26,470	11,900	45

Note: Transparency scope according to Bank of Spain Circular 5/2011 dated November 30.

In 2013, BBVA’s real-estate activity in Spain registered a loss of €1,254m, notably less than the loss of €4,044m the previous year, when there was an increase in impairment losses on financial assets and other negative results coming from the deterioration in assets related to this industry.

Real-estate activity in Spain	25

The United States

Income statement

(Million euros)

	The United States
	2013	Δ%	Δ%(1)	2012
Net interest income	1,407	(9.3)	(6.2)	1,551

Net fees and commissions	557	(4.0)	(0.8)	581
Net trading income	139	(8.6)	(5.4)	153
Other income/expenses	(3)	(93.9)	(93.7)	(41)

Gross income	2,101	(6.3)	(3.1)	2,243

Operating expenses	(1,475)	(2.1)	1.3	(1,506)
Personnel expenses	(812)	(3.4)	(0.1)	(840)
General and administrative expenses	(484)	0.7	4.1	(481)
Depreciation and amortization	(179)	(3.0)	0.2	(185)

Operating income	627	(15.0)	(12.1)	737

Impairment on financial assets (net)	(78)	8.7	12.7	(72)
Provisions (net) and other gains (losses)	(14)	(69.1)	(68.1)	(46)

Income before tax	534	(13.7)	(10.8)	619

Income tax	(144)	(18.5)	(15.8)	(177)

Net incomes	390	(11.8)	(8.8)	442

Non-controlling interests	—	—	—	—

Net attributable profit	390	(11.8)	(8.8)	443

(1)	At constant exchange rate.

Balance sheet

(Million euros)

	The United States
	31-12-13	Δ%	Δ%(1)	31-12-12
Cash and balances with central banks	3,362	(37.6)	(34.7)	5,384
Financial assets	7,231	(4.7)	(0.3)	7,584
Loans and receivables	39,673	3.6	8.2	38,312
Loans and advances to customers	37,433	3.8	8.5	36,068
Loans and advances to credit institutions and other	2,240	(0.2)	4.3	2,244
Inter-area positions	—	—	—	29
Tangible assets	672	(9.9)	(5.8)	745
Other assets	2,104	14.5	19.7	1,837

Total assets/liabilities and equity	53,042	(1.6)	2.9	53,892

Deposits from central banks and credit institutions	4,662	(32.4)	(29.4)	6,898
Deposits from customers	39,844	1.8	6.4	39,132
Debt certificates	—	—	—	—
Subordinated liabilities	651	(23.3)	(19.8)	848
Inter-area positions	684	—	—	—
Financial liabilities held for trading	168	(52.3)	(50.1)	352
Other liabilities	4,546	12.9	18.1	4,024
Economic capital allocated	2,488	(5.7)	(1.4)	2,638

(1)	At constant exchange rate.

The United States highlights in the fourth quarter

•	Very favorable quarter in all credit portfolios and in lower-cost deposits.

•	Excellent risk indicators.

•	Slight increase in net interest income.

•	Cost control.

Highlights

Business activity in the area was very positive in all the credit portfolios and in lower-cost customer deposits, such as current and savings accounts. Asset quality indicators also improved.

In terms of quarterly earnings, net interest income improved slightly due to the effect of increased volumes, which is beginning to offset the negative impact of the scenario of low interest rates.

Macro and industry trends

The most recent activity data confirm the recovery of the U.S. economy. GDP grew by around 1% in the third quarter and the latest available figures show that the expansion continued at a similar pace in the fourth quarter. Worth noting is the increase in private consumption and residential lending, while there was moderate growth in job creation and a gradual reduction in the unemployment rate. Against this background, the Fed has confirmed that it will start to scale back its expansive monetary policy beginning in early 2014 (the process known as “tapering”). Lastly, on the fiscal front, the political parties have reached an agreement to reduce the fiscal drain expected for 2014 and, thus, the possibility of another government shutdown.

As for exchange rates, the dollar continued to depreciate against the euro in the last quarter, which had a negative impact on the changes in the Group’s financial statements, both over the quarter and in the year as a whole. To better understand the evolution of the business figures, the percentages given below refer to constant exchange rates, unless otherwise indicated.

26	Business areas

The last quarter’s figures have confirmed the improvement in the country’s banking system seen throughout the year, with a positive trend in both profits and the sector’s NPA ratio (3.8% at the close of September for commercial banks, compared with 4.7% at the end of 2012). This improvement in bank earnings continues to be supported by higher non-financial revenue (the low interest rates are still having a negative effect on net interest income) and reduced needs for provisions due to the improvement of asset quality across all the portfolios. Lastly, the rate of growth of domestic deposits picked up in the second half of the year.

Activity

As of 31-Dec-2013 the area’s performing loans totaled €39,272m, rising again by 2.3% in the quarter and by 9.4% over the year. This increase was widespread across all of the Bank’s portfolios. Lending to corporates (commercial) increased by 3.4% over the quarter and 14.7% since the end of 2012, while residential mortgages (residential real estate) grew by 2.1% and 10.1%, respectively over the same period. There was also an increase in consumer loans (up 1.4% in the quarter and 5.9% over the year) and a recovery in the construction real estate portfolio (up 4.6% in the quarter, but down 4.6% compared to the figure for December 2012), after several quarters of falling balances.

The main indicators of the area’s asset quality and risk management improved significantly in the quarter, with the NPA ratio down 22 basis points to 1.2% and the coverage ratio up 14 percentage points to 134%.

Relevant business indicators

(Million euros and percentage)

	The United States
	31-12-13	30-09-13	31-12-12
Performing loans(1)	39,272	38,406	35,886
Customer deposits under management(1-2)	38,448	36,846	36,088
Mutual funds	—	—	—
Pension funds	—	—	—
Efficiency ratio (%)	70.2	68.6	67.1
NPA ratio (%)	1.2	1.5	2.4
NPA coverage ratio (%)	134	120	90
Risk premium (%)	0.21	0.24	0.19

(1)	Figures at constant exchange rate.
(2)	Excludes repos.

Customer deposits under management, at €38,448m as of December 31, 2013, also increased significantly over the quarter, by 4.3% (up 6.5% on the figure as of 31-Dec-2012). These positive figures are due to the favorable performance of lower-cost deposits, specifically current and savings accounts, which are up 3.4% since the close of September 2013 and 7.2% since the end of December 2012. In contrast, time deposits remained practically stable in the quarter and are down 3.2% for the year as a whole.

Earnings

The area’s earnings in 2013 were strongly influenced by the impact of the current environment of low interest rates on revenue, the control of operating expenses and the increase in loan-loss provisions, very much in line with the upward trend seen in business activity. As a result, the area generated a net attributable profit of €390m in 2013 (down 8.8% year-on-year), of which 86% came from BBVA Compass.

The United States	27

As mentioned above, the performance of revenue in 2013 was strongly affected by the scenario of low interest rates. This impact has offset the positive effect of the improvement of activity in the year. As a result, net interest income declined by 6.2% over the year to €1,407m. However, this trend began to revert and in the last quarter net interest income registered an improvement of 2.1% on the third quarter of 2013. Income from fees and commissions, at €557m, remained practically flat in 2013 (down 0.8%), influenced by regulatory changes and the sale of the insurance business in 2012. NTI is down 5.4% over the same period, while the other income/ expenses shows a less negative amount. As a result, the area’s gross income stands at €2,101m, down 3.1% year-on-year.

The area continues to manage its operating expenses efficiently by applying a strict cost control policy. As a result, this heading totaled €1,475m in 2013, with a year-on-year increase of 1.3% . Overall, operating income generated in the year was €627m, 12.1% less than in 2012, strongly influenced by the performance of net interest income.

Lastly, impairment losses on financial assets detracted €78m from the 2013 income statement and increased by 12.7% due, above all, to the absence of recoveries and atypical items (unlike in 2012). Excluding these effects, this heading grew in line with business activity.

Main highlights

After the implementation of a new technology system the previous year, 2013 was marked by significant progress in the new products and services offered by BBVA Compass. By moving from a product-focused to a customer-centric bank, the catalog has been designed to provide customers with simple solutions and user-friendly distribution channels. Four new current accounts were launched in the fourth quarter of 2013: “ClearConnect Checking”, “ClearChoice Checking”, “ClearChoice Checking for Seniors” and “ClearChoice Checking for Everyday Heroes”. They are all part of a complete redesign of this product, aimed at offering simple and transparent banking options to customers. Shortly after their launch, BBVA Compass announced a premium current account and three new savings options. As with the aforementioned accounts, these products, “ClearChoice Premium Checking”, “ClearChoice Money Market”, “ClearConnect Savings” and “ClearChoice Savings”, have been designed taking into account customers’ specific banking habits.

28	Business areas

As regards organic growth, BBVA Compass continues to be focused on expanding into new markets in order to provide services to corporates and wealth management services. A new office was opened in the fourth quarter in Cleveland (Ohio) in order to originate and fund loans. In retail banking, BBVA Compass has developed a plan and started testing a new high-tech design for traditional branches. The first branch prototype is already in operation in Houston and construction of a second one in San Antonio began during the quarter. It is expected to be completed in the first half of 2014. The new design is a smaller branch, but with better use of the available space, and featuring technologies such as touchscreens and virtual managers.

In brand recognition, a new advertising campaign was launched to promote the brand in the United States, called “The Anywhere Banking”, which has been designed to showcase the bank’s range of operations with distinguishing features that combine simplicity with flawless execution.

Lastly, the year’s highlights in awards and recognitions were:

•	The “Celent Model Bank Award” for the entity’s banking transformation, which has been praised in the specialized press as a “radical change”, and by Celent, which recognized that the use of technology has a clear and sustainable impact on the bank’s business, increasing sales, reducing risk, improving the processes and performance, and meeting market demands. The new technological platform is being used at all of the bank’s branches and represents one of the first successful replacements of basic infrastructure undertaken by a major U.S. bank in over a decade.

•	American Banker has chosen the BBVA Compass mobile banking app as one of the 10 most advanced banking applications in terms of its functions, design and ease of use.

•	BBVA Compass was the winner of the 2013 Best in Mobile Functionality Award at the 6th annual Mobile Banking Financial Institution awards of Javelin Strategy & Research. Javelin’s scorecard compares the 25 top retail financial institutions in the U.S. in six key areas: mobile banking functionality, mobile banking accessibility, mobile banking tablet ratings, mobile banking smartphone ratings, text banking, and alert platforms. The award recognizes the range that the bank offers in mobile banking, which is one of the most comprehensive on the market.

The United States	29

Eurasia

Income statement(1)

(Million euros)

	Eurasia
	2013	Δ%	Δ%(2)	2012
Net interest income	911	7.0	14.7	851

Net fees and commissions	391	(13.4)	(10.1)	451
Net trading income	194	47.8	54.2	131
Other income/expenses	225	(2.7)	(1.8)	232

Gross income	1,721	3.4	8.6	1,665

Operating expenses	(733)	(5.8)	(1.4)	(779)
Personnel expenses	(381)	(5.8)	(1.5)	(404)
General and administrative expenses	(301)	(5.8)	(1.5)	(320)
Depreciation and amortization	(51)	(6.7)	(0.3)	(54)

Operating income	987	11.4	17.5	886

Impairment on financial assets (net)	(330)	0.5	3.8	(328)
Provisions (net) and other gains (losses)	(65)	31.5	33.1	(49)

Income before tax	593	16.6	25.0	508

Income tax	(139)	32.6	41.9	(105)

Net income	454	12.4	20.7	404

Non-controlling interests	—	—	—	—

Net attributable profit	454	12.4	20.7	404

(1)	Pro forma financial statements with Garanti Group accounted for by the proportional consolidation method, without early application of the IFRS 10, 11 and 12.
(2)	At constant exchange rates.

Balance sheet(1)

(Million euros)

	Eurasia
	31-12-13	Δ%	Δ%(2)	31-12-12
Cash and balances with central banks	2,596	10.6	33.2	2,346
Financial assets	7,085	(41.1)	(36.2)	12,027
Loans and receivables	30,004	(6.5)	1.4	32,088
Loans and advances to customers	27,247	(6.8)	0.8	29,245
Loans and advances to credit institutions and other	2,757	(3.0)	7.6	2,843
Inter-area positions	—	—	—	—
Tangible assets	273	(11.9)	2.5	309
Other assets	1,267	(18.5)	(9.7)	1,554

Total assets/liabilities and equity	41,223	(14.7)	(7.0)	48,324

Deposits from central banks and credit institutions	9,725	(28.8)	(23.8)	13,665
Deposits from customers	17,292	(1.0)	12.1	17,470
Debt certificates	1,201	24.6	56.3	964
Subordinated liabilities	575	(36.0)	(35.8)	899
Inter-area positions	5,911	8.0	8.2	5,471
Financial liabilities held for trading	327	(21.1)	(17.1)	414
Other liabilities	3,078	(36.3)	(27.1)	4,835
Economic capital allocated	3,115	(32.4)	(29.0)	4,607

(1)	Pro forma financial statements with Garanti Group accounted for by the proportional consolidation method, without early application of the IFRS 10, 11 and 12.
(2)	At constant exchange rates.

Eurasia highlights in the fourth quarter

•	Customer lending at very similar levels to those reported at the end of 2012.

•	Excellent performance of customer funds, both retail and wholesale.

•	In Turkey, impacts stemming from the depreciation of the Turkish lira and interest-rate movements.

•	Favorable performance of the Global Markets unit.

•	Slight deterioration of the risk indicators.

•	Signing of a new agreement with the CITIC group.

Highlights

In activity, the same trends mentioned throughout the year have been maintained in the fourth quarter of 2013. In performing loans, Garanti’s retail business has continued to perform well, while the wholesale banking business remains much more contained. The trend in customer funds has continued to be favorable, due both to strong activity in the retail segments and the recovery of the balances from wholesale banking customers, which already show positive rates of growth in the quarter and over the year.

Earnings, in the quarter improved compared to the previous quarter, thanks to the greater contribution by the Markets unit, which has offset the effect of interest and exchange-rate movements on Garanti’s figures over the last two quarters. Indeed, between October and December, the Turkish lira has continued to depreciate against the euro, which has had a negative impact on the performance of the area’s financial statements, both in the quarter and over the year.

Macro and industry trends

The macroeconomic situation in Europe has continued to improve throughout the quarter, although still at a slow pace and with some variance across the countries. Against this background, and given the environment of low inflation, the ECB has cut interest rates to all-time lows in order to speed up the recovery.

30	Business areas

With respect to its financial system, the political leaders have continued to make progress toward the banking union. On October 23, the ECB released information on the comprehensive assessment process of the balance sheets of the nearly 130 banks it will supervise in the second half of 2014. The results of this process will be of great importance in allaying doubts about the solvency of the European banking system, recovering investor confidence and quantifying the problems inherited from the crisis, which will have to be resolved at national level.

In Turkey, economic activity has remained strong, despite the adverse factors in the quarter. The macro scenario has been affected by renewed volatility in the financial markets, influenced by the Fed’s withdrawal of the monetary stimuli. In addition, there was further uncertainty in the internal political landscape. As a result, the yield on the Turkish 10-year bond has once again exceeded the 10% mark, which has made the average cost of funding for the system significantly more expensive but has not prevented the Turkish lira from depreciating further. Against this background, both the government and the Central Bank of Turkey (CBT) have adopted a policy aimed at encouraging saving and stimulating the industrial sector through a series of measures designed to slow down the growth of consumer finance and promote funding for SMEs and exports.

In this context, the Turkish financial sector maintains sound levels of capitalization and a high level of profitability, although the recent toughening of monetary policy measures and the interest rate movements are putting downward pressure on the margins of banking institutions. In recent months, the year-on-year rate of growth of lending seems to be slowing down, although it remains at levels above

Relevant business indicators

(Million euros and percentage)

	Eurasia
	31-12-13	30-09-13	31-12-12
Performing loans(1)	27,505	28,151	27,256
Customer deposits under management(1-2)	16,475	16,583	14,626
Mutual funds	1,332	1,362	1,408
Pension funds	634	636	608
Efficiency ratio (%)	42.6	40.4	46.8
NPA ratio (%)	3.4	2.9	2.8
NPA coverage ratio (%)	87	91	87
Risk premium (%)	1.11	1.06	0.97

(1)	At constant exchange rates.
(2)	Excludes repos.

20%. Gathering of customer funds continues to improve, but at a slower pace than lending. Lastly, the sector’s asset quality does not seem to be worsening and the NPA ratio remains stable.

In China, the latest available figures confirm a recovery in the rate of GDP growth (up 7.8% year-on-year in the third quarter). Worth mentioning in the quarter was the audit conducted on local financial institutions, as well as the plans announced by the Communist Party at its last plenary session to liberalize interest rates, open the country up to foreign banks and introduce a deposit guarantee scheme. The strong growth in lending has continued in recent months, despite the government’s efforts to limit the risks of high debt, which has led to moments of liquidity tension in the interbank market. There has also been a moderate upturn in the NPA ratio, particularly in small and medium-sized banks, in which small companies have a greater weight (and which are therefore more vulnerable to a less favorable economic environment).

Eurasia	31

Lastly, and in order to provide a better understanding of trends in business and earnings in the area, the figures below on percentage changes refer to constant exchange rates, unless indicated otherwise.

Activity

In the aforementioned context, the area’s balance of performing loans as of 31-Dec-2013 declined over the quarter by 2.3%, so the amount under this heading is very similar to the close of the preceding year, €27,505m (up 0.9% year-on-year). This is due to the deleveraging process underway among the customers of the wholesale banking business in the region, since retail activity continues to perform well. Worth noting is the strong performance of Garanti Bank’s portfolios, particularly those of lira-denominated loans, which are up 27.6% in year-on-year terms. There has also been an improvement in the foreign-currency portfolio, geared to project finance (up 9.9% year-on-year).

As regards the area’s asset quality, there has been a slight upward movement in the NPA ratio in the quarter (from 2.9% as of 30-Sep-2013 to 3.4% as of 31-Dec-2013) due to the default of some one-off operations with wholesale customers in Garanti Bank (its NPA ratio increased from 2.0% in September to 2.1% at the close of December). The area’s coverage ratio closed the year at 87% (91% as of September 2013).

Customer deposits under management closed the year at €16,475m, up 12.6% on the figure at the end of 2012. Noteworthy is the increase in the balances of wholesale banking customers, which were up 9.3% over the year, and in the retail business, which registered year-on-year growth rates of 13.6%. In customer funds, Garanti Bank’s local-currency deposits have performed well (up 20.6% year-on-year), well above the sector average (up 14.6%), which has resulted in a year-on-year increase in market share of around 50 basis points, according to the latest information available as of 31-Dec-2013. The year-on-year increase in foreign-currency deposits has been 3.5%.

Earnings

With the aim of providing a better understanding of the area’s recurrent business, the results in the fourth quarter from the mark to market valuation of BBVA’s current stake in CNCB and the income by the equity method (excluding dividends) for previous periods, in both 2013 and 2012, have been classified as results from corporate operations within the Corporate Center.

Apart from the foregoing and the already noted negative impact of exchange rates, the most significant aspects of Eurasia’s income statement for 2013 are as follows:

•	In the fourth quarter of the year, net interest income continued to be negatively affected by interest-rate movements in Turkey and their impact on customers spreads in Garanti. This is despite the slight improvement seen in the last weeks of the year, due to better performance in new loan origination and the easing of the increase in deposit costs. Nevertheless, the area’s net interest income increased by 14.7% compared to the figure for the same period in 2012, to €911m.

32	Business areas

•	Income from fees and commissions stands at €391m, down 10.1% over the year, influenced by lower revenue from wholesale banking customers. This heading has improved steadily throughout the year due to the more positive performance of Garanti, especially in those headings most closely related to business activities with its customers.

•	A good performance by NTI, which totals €194m in 2013, up 54.2% on the amount for 2012, thanks to the excellent performance of the area’s Global Markets unit.

•	As a result of the above, gross income in Eurasia stands at €1,721m in 2013, up 8.6% year-on-year.

•	Operating expenses continue to be held in check. They declined 1.4% over the last twelve months to €733m, despite the effect of the expansion plans implemented by Garanti during the year. In fact, since the close of 2012, the Turkish bank’s branch network has increased by 65 and the number of ATMs by 495; the costs resulting from the launch of i-Garanti before the summer should also be taken into account.

•	Impairment losses on financial assets as of December stand at €330m, up 3.8% on the amount for the same period in 2012. This rise was due to the greater generic provisions arising from increased activity in Garanti and new regulations in Turkey, which came into force recently, increasing the percentage of generic provisions for the credit card and consumer loan portfolios.

•	Overall, Eurasia generated a net attributable profit in 2013 of €454m, up 20.7% on 2012. Of these, €267m (58.9%) come from Garanti’s contribution.

Main highlights

International investor confidence in Garanti, as one of the leading financial institutions in Turkey, has once again been manifested with the renewal, at a lower cost, and extension of the syndicated loan with 35 banks signed in 2012.

Several products launched by Garanti have been given awards during the year. Garanti’s subsidy search tool, which provides assistance and information to SMEs on subsidies available, received the “Best Customer Focus” prize at the British Best Business Awards. In addition, “Esparacard”, Garanti’s contactless payment card, was awarded with the “Best use of contactless/ NFC technology” prize in the “Transportation and Ticketing” category at the Contactless and Mobile Awards 2013 sponsored by VISA and held in London.

In the area of corporate responsibility, Garanti’s policy has been focused on two issues: the role of women in the business world, and providing improved accessibility for the disabled. In 2013, more than 240 women graduated from the “Women Entrepreneur Executive School”, which will be extended to new cities in 2014. In addition, Garanti has adapted over 100 ATMs and 30 branches to provide improved access for the disabled. In education, and in partnership with Unicef, conditions have been improved at 4 schools in Istanbul and Ankara to reach international primary education standards.

Garanti. Significant data 31-12-13(1)

31-12-13
Financial statements (million euros)
Attributable profit	1,186
Total assets	66,508
Loans and advances to customers	40,085
Deposits from customers	34,309
Relevant ratios (%)
Efficiency ratio(2)	49.6
NPA ratio	2.1
Other information
Number of employees	18,738
Number of branches	1,001
Number of ATMs	4,003

(1)	BRSA data for the Garanti Bank.
(2)	Normalized figure excluding the effect of non-recurrent items.

Eurasia	33

Mexico

Income statement

(Million euros)

	Mexico
	2013	Δ%	Δ%(1)	2012
Net interest income	4,484	7.3	7.7	4,178

Net fees and commissions	1,184	10.3	10.7	1,073
Net trading income	208	(4.6)	(4.3)	219
Other income/expenses	325	13.4	13.7	286

Gross income	6,201	7.7	8.1	5,756

Operating expenses	(2,335)	7.8	8.2	(2,166)
Personnel expenses	(996)	9.4	9.8	(910)
General and administrative expenses	(1,176)	4.8	5.2	(1,122)
Depreciation and amortization	(163)	22.1	22.5	(133)

Operating income	3,865	7.7	8.0	3,590

Impairment on financial assets (net)	(1,439)	9.0	9.4	(1,320)
Provisions (net) and other gains (losses)	(64)	56.9	57.5	(41)

Income before tax	2,362	5.9	6.3	2,229

Income tax	(557)	3.2	3.5	(539)

Net income	1,805	6.8	7.2	1,690

Non-controlling interests	(1)	2.3	2.7	(1)

Net attributable profit	1,805	6.8	7.2	1,689

(1)	At constant exchange rate.

Balance sheet

(Million euros)

	Mexico
	31-12-13	Δ%	Δ%(1)	31-12-12
Cash and balances with central banks	6,175	3.5	8.8	5,968
Financial assets	29,528	0.4	5.6	29,396
Loans and receivables	40,940	(2.9)	2.1	42,165
Loans and advances to customers	38,517	3.1	8.4	37,364
Loans and advances to credit institutions and other	2,423	(49.5)	(46.9)	4,801
Tangible assets	1,292	10.6	16.3	1,168
Other assets	4,235	40.0	47.3	3,025

Total assets/liabilities and equity	82,171	0.5	5.7	81,723

Deposits from central banks and credit institutions	11,209	(18.1)	(13.8)	13,680
Deposits from customers	40,304	10.1	15.8	36,602
Debt certificates	3,917	(0.9)	4.2	3,952
Subordinated liabilities	3,627	(14.6)	(10.2)	4,249
Financial liabilities held for trading	5,784	(0.8)	4.3	5,830
Other liabilities	13,060	4.5	9.9	12,498
Economic capital allocated	4,270	(13.1)	(8.6)	4,912

(1)	At constant exchange rate.

Mexico highlights in the fourth quarter

•	Bouyant activity.

•	Very favorable performance of the more recurring revenue.

•	Good management of customer spreads.

•	BBVA Bancomer, one of the most efficient banks in the Mexican financial system.

•	Improvement in risk indicators.

Highlights

For BBVA’s operations in Mexico, 2013 has been marked by the positive performance in recurring revenue, underpinned by the steadily increasing pace of business activity throughout the year. This increase is partly supported by the “Investment Plan” to which the area is fully committed, and which accounts for a significant part of the increased expenses over the year. Also of importance is the stability in asset quality indicators, which actually improved in the fourth quarter.

Macro and industry trends

In the first half of 2013, the Mexican economy experienced a sharp slowdown (including a fall in GDP in the second quarter). This was gradually corrected over the rest of the year, and by the end of 2013 there were signs of recovery, especially in the manufacturing sector, which was buoyed up by higher foreign demand. Moreover, inflation, despite the upturn registered in the fourth quarter has remained under control, particularly its core component. This has allowed the Central Bank of Mexico (Banxico) to make a further cut in interest rates in the second half of the year to fuel growth.

Against this background, the exchange rate of the Mexican peso against the euro depreciated again during the last 3 months of 2013, although to a lesser degree than in the previous quarter. This exchange-rate pattern has a negative impact on the comparison of the balance sheet and activity of the area, both in the quarter and 2013 as a whole. In earnings, the effect is also negative over the last 3 months, but practically neutral over the year. As in previous reports, all the comments that refer to exchange rates will be expressed at constant rates, unless expressly stated otherwise.

34	Business areas

With regard to the banking sector, on November 22, Banxico published its report about the Mexican banking system, highlighting its strength, high level of solvency and return, but also lower rate of growth. The lagging growth in the first part of 2013 prompted a slowdown in credit growth (10.1% year-on-year as of November 2013, compared with 13.0% on the same date the previous year, according to figures by the National Banking and Securities Market Commission –CNBV–), and an upturn in the NPA ratio, largely among companies in the residential construction sector and in certain consumer finance segments.

Activity

There has been an upturn in BBVA’s commercial activity in Mexico during 2013, despite the slower growth in GDP. Thus performing loans have risen in the latter part of the year, and at 2013 year end stood at €38,678m, 9.8% higher than at the close of 2012 and 5.0% higher than the figure at the end of the preceding quarter.

The biggest growth in the last quarter was posted by the wholesale portfolio, at 14.7% year-on-year. Outstanding in this portfolio is the increase in financing to medium-sized enterprises (up 20.2%). Corporate lending also performed well. In addition, the area has played an active role in placing its customer’ shares and fixed-income instruments. As a result, BBVA has maintained its leading position in the Mexican capital market, with a market share of 15% in local issuance, according to cumulative

Relevant business indicators

(Million euros and percentage)

	Mexico
	31-12-13	30-09-13	31-12-12
Performing loans(1)	38,678	36,852	35,217
Customer deposits under management(1-2)	40,809	41,214	38,417
Mutual funds	16,896	16,713	17,492
Pension funds	—	—	—
Efficiency ratio (%)	37.7	38.1	37.6
NPA ratio (%)	3.6	4.1	3.8
NPA coverage ratio (%)	110	105	114
Risk premium (%)	3.57	3.64	3.48

(1)	Figures at constant exchange rate.
(2)	Including all the repos.

data through December 2013 from the Mexican Stock Exchange (BMV). As a result, it has been named the “Best Investment Bank in Mexico”, by Latin Finance magazine. Lastly, there has also been a marked recovery in lending to government bodies over the last two quarters, with growth of 5.3% year-on-year.

Mexico	35

The retail credit segments reported growth of 6.7% over the year, with financing to small businesses particularly strong, with a year-on-year increase of 21.9%. The Bank has launched the new “Red PyME” (SME Network) in this segment, which has extended the specialized business centers to cover the whole of Mexico. This new service model includes commercial alliances to drive lending and, using the BBVA Group’s customer-centric approach, offer customers products which best fit their needs. Within the consumer portfolio, the successful pre-approved loans campaign has significantly boosted lending in the second half of the year. The year 2013 closed with a rise of 15.3% on the previous year’s balance and a rise in market share of over 150 basis points since June 2013, according to the latest information available from the CNBV as of November 2013.

The area’s asset quality indicators have also been positive, and improved in the last quarter of the year. At year end, the NPA ratio was 3.6% (4.1% at end of September 2013) and the coverage ratio increased to 110% (compared with 105% as of 30-9-2013).

Customer funds, which include demand deposits, time deposits, repos, mutual funds and other off-balance-sheet funds, totaled €60,489m at the end of 2013, with a year-on-year rise of 5.5%. The amount has been determined by the area’s policy in 2013 of increasing the profitability of liabilities. As a result, BBVA in Mexico has an adequate fund mix, with a higher relative weight of demand deposits, which have performed well with growth of 10.6% over the year.

Lastly, the insurance business has continued to perform well, with a positive impact on earnings in the area. Seguros BBVA Bancomer is still ranked as the second largest insurer in Mexico in terms of written premiums within the bancassurance market, and is ranked sixth in terms of the insurance market as a whole. Profits in this unit amounted to €291m, 6.5% up compared with the previous year.

Earnings

At the end of 2013, BBVA in Mexico reported a net attributable profit of €1,805m, a year-on-year growth of 7.2%. Some of the most important factors accounting for this business performance are given below.

Cumulative net interest income amounts to €4,484m, up 7.7% year-on-year, on the back of higher lending and deposit volumes and good management of customer spreads. This performance in net interest income by BBVA Bancomer compares positively with that of its most important peers. In fact its net interest income over ATA (according to local accounting data) was 5.6%, more than 30 basis points above the market average, according to CNBV at the close of November 2013. Income from fees and commissions was up 10.7% over the year, boosted by more credit card transactions and increased revenue from the bank’s participation in market issuance by its corporate customers. It was a positive year for NTI, albeit more moderate than in 2012 (down 4.3%). Lastly, the other income/expenses heading, which basically includes revenue from the insurance business, has increased by 13.7% during the year. As a result, gross income amounted to €6,201m, an increase of 8.1% on the figure for the same period in 2012.

Operating expenses rose 8.2% in 2013 to €2,335m. This increase is largely the result of the implementation of the area’s “Investment Plan” aimed at remodeling the branch network, launching investment projects in technology and constructing new corporate headquarters, as well as developing other strategies to boost commercial activity. Despite this, the efficiency ratio is virtually unchanged (37.7% compared with 37.6% in 2012), making the bank one of the most efficient in the Mexican banking sector. These income and expenses figures have resulted in operating income ending the year at €3,865m euros, up 8.0% on the 2012 figure.

Lastly, impairment losses on financial assets stood at €1,439m, an increase of 9.4%, very much in line with the growth in activity over the year. BBVA’s cumulative risk premium in Mexico is at a very similar level to that of previous quarters: 3.57%.

Main highlights

The main highlights in the fourth quarter of 2013 for BBVA in Mexico are summed up below:

•	Implementation of the “Experiencia Única” (Unique Experience) initiative to transform the business model by standardizing the customer service protocols to improve the procedure within branches and the quality of service. This program was installed in nearly 1,300 branches in 2013, amounting to 70% of the total BBVA Bancomer branch network.

•	BBVA Bancomer has launched a new family of mutual funds on the market, called “Fondos Vida+”, targeted at companies with employee pension funds. This has allowed BBVA Bancomer to consolidate its position as the institution with the greatest cover and variety of mutual funds, broadening its range of pension cover with these four new types.

•	BBVA in Mexico has created “Consumer Finance México”, aimed at reinforcing the franchise’s leadership in vehicle financing. This unit will give the bank an innovative strategy for financing vehicle distribution and acquisition, which will cover the needs of both auto dealers and end customers.

•	With regard to prizes and awards, the investment bank JP Morgan has awarded BBVA Bancomer with the “Quality Recognition Award” for its international transfers, where it achieved an accuracy rate of 99.54% in deliveries. This award underlines the efficiency and customer-centric approach of BBVA Bancomer. It is also the only Latin American bank to receive this award for the tenth year in a row.

•	BBVA has been chosen as one of the “Best Companies to Work for” in Latin America by the international consultancy Great Place To Work, in the multinationals category. In Mexico, the award has been granted to BBVA Bancomer, Seguros Bancomer and Multiasistencia.

36	Business areas

South America

South America highlights in the fourth quarter

•	Year-on-year growth in activity above that of previous quarters.

•	Strength of more recurring revenue.

•	Stable risk indicators.

•	Closing of the sale of BBVA Panama and AFP Provida in Chile.

Highlights

In the fourth quarter of 2013, business activity in South America has continued its trend of strong growth in both lending and, in particular, customer funds, closing the year with year-on-year growth rates higher than in previous quarters. This positive performance has taken place without any deterioration in the asset quality indicators.

In earnings of particular note are: the outstanding growth in more recurring revenue, the effect of growth and expansion plans in the region on expenses and a greater volume of loan-loss provisions due largely to the strength of business activity.

Macro and industry trends

In South America, the economic growth of most of the countries in the region (except for Brazil) has actually been slightly better than expected, despite the steady deterioration of the external backdrop, given the continued high commodity prices and moderation in financial tension toward the end of the year. Both consumption and investment have been supported by the strength of the labor markets and by monetary policies that are still expansive.

The financial system in most countries in South America remains sound. Lending continues to grow at a fast pace (though the trend is declining in some countries), boosted by economic policies focused on encouraging domestic activity and by the structural changes undertaken in recent years, which are underpinning sustainable growth in most of the region. As a result, the financial systems in the area have high rates of profitability with NPA ratios held in check.

Income statement

(Million euros)

	South America
	2013	Δ%	Δ%(1)	2012
Net interest income	4,703	9.7	33.6	4,288

Net fees and commissions	976	6.9	27.7	913
Net trading income	764	72.3	100.7	443
Other income/expenses	(812)	185.8	n.m.	(284)

Gross income	5,630	5.0	25.3	5,360

Operating expenses	(2,386)	4.0	23.2	(2,293)
Personnel expenses	(1,184)	3.1	20.9	(1,148)
General and administrative expenses	(1,029)	5.9	25.9	(972)
Depreciation and amortization	(173)	(0.5)	23.5	(173)

Operating income	3,244	5.8	27.0	3,066

Impairment on financial assets (net)	(701)	18.3	39.2	(593)
Provisions (net) and other gains (losses)	(157)	(22.6)	12.8	(202)

Income before tax	2,387	5.1	24.8	2,271

Income tax	(530)	7.4	24.6	(494)

Net income	1,856	4.5	24.8	1,777

Non-controlling interests	(608)	5.1	29.5	(578)

Net attributable profit	1,249	4.1	22.6	1,199

(1)	At constant exchange rates.

Balance sheet

(Million euros)

	South America
	31-12-13	Δ%	Δ%(1)	31-12-12
Cash and balances with central banks	13,507	4.6	37.0	12,908
Financial assets	9,765	(3.8)	18.8	10,146
Loans and receivables	51,881	0.5	23.4	51,638
Loans and advances to customers	46,962	(0.4)	21.8	47,146
Loans and advances to credit institutions and other	4,919	9.5	40.4	4,492
Tangible assets	943	7.1	37.4	881
Other assets	2,043	7.5	30.3	1,901

Total assets/liabilities and equity	78,141	0.9	25.2	77,474

Deposits from central banks and credit institutions	4,589	(22.8)	(11.1)	5,947
Deposits from customers	55,167	2.4	29.7	53,870
Debt certificates	3,556	9.0	24.9	3,263
Subordinated liabilities	1,252	4.7	19.6	1,196
Financial liabilities held for trading	1,069	11.9	27.8	955
Other liabilities	9,302	2.5	25.5	9,074
Economic capital allocated	3,205	1.1	25.5	3,169

(1)	At constant exchange rates.

South America	37

Relevant business indicators

(Million euros and percentage)

	South America
	31-12-13	30-09-13	31-12-12
Performing loans(1)	47,753	43,724	39,241

Customer deposits under management(1-2)	58,881	52,796	45,306
Mutual funds	2,952	2,947	3,355
Pension funds	3,600	3,352	3,081
Efficiency ratio (%)	42.4	43.3	42.8
NPA ratio (%)	2.1	2.2	2.1
NPA coverage ratio (%)	141	137	146
Risk premium (%)	1.49	1.39	1.34

(1)	Figures at constant exchange rates.
(2)	Excluding repos and including specific marketable debt securities.

There has been a general depreciation against the euro in both the final and average exchange rates of the different currencies over the quarter. As a result, the impact of currencies on the year-on-year changes in the Group’s financial statements is negative for the quarter and for the whole of the year (particularly due to the devaluation of the Venezuelan bolivar at the start of 2013). Unless indicated otherwise, all comments below on percentage changes refer to constant exchange rates, with the aim of providing a better understanding of the performance of the business in South America.

Activity

At the close of 2013, activity in South America was once more buoyant in practically all the countries where BBVA operates, both on the side of the loan book and in on-balance sheet customer funds.

The balance of performing loans as of 31-Dec-2013 closed at €47,753m, a year-on-year growth of 21.7%. Lending to the retail segment performed outstandingly well, particularly consumer finance (up 23.6%), credit cards (up 43.5%) and to a lesser extent mortgage lending (up 14.2%). This is reflected in a year-on-year gain in market share of 16 basis points in the individual segment, according to the latest available information as of October 2013.

This rise in lending activity has been coupled with strict risk admission policies and a good management of recoveries. These lines of action, which are closely in line with those for the whole group, have improved the main risk indicators over the quarter. The NPA ratio as of 31-Dec-2013 stood at 2.1% and the coverage ratio at 141% (2.2% and 137%, respectively, at the close of September 2013).

Customer deposits under management closed December at €58,881m, and have continued to increase their year-on-year rate of growth to 30.0%. Lower-cost transactional items (current and savings accounts) have driven this growth, with a rise of 42.6% over the period and a market share gain of 73 basis points from October 2012 to October 2013. Including assets under management by mutual funds, customer funds managed by the banks in South America totaled €61,833m, up 28.3% on the same date the previous year, with a rise in market share over the year of 30 basis points, again using data for October 2013. (In fact, all the figures below on market share refer to October 2013, the latest information available.)

By countries, the highlights of banking activity are as follows:

•	Argentina: The loan book performed very well, with year-on-year growth of 24.6% thanks to a boost from credit cards (up 55.5%). As a result, market share increased 47 basis points for this portfolio. Customer funds grew by 27.8%, with good performance of both current and savings accounts and time deposits.

•	Chile: The loan book grew by 7.3% over the quarter, strongly supported by the outstanding growth in the mortgage portfolio (up 13.4%), which gained 32 basis points in market share over the last 12 months. Customer funds have increased at a year-on-year rate of 15.5%, with an increase in the time deposit balance of 16.0% and a gain in market share of 3 basis points.

38	Business areas

•	Colombia: Lending activity has increased (up 21.1% year-on-year) more than the system as a whole, with the result of a gain of 53 basis points in market share over the year. By portfolios, there was strong performance in consumer finance and corporate lending, which increased their market share by 103 and 49 basis points, respectively. Customer funds grew by 14.7%, and market share increased by 104 basis points, focused on the good performance of more transactional items, which rose by 15.5% and gained 123 basis points in market share over the year, while time deposits increased market share by 70 basis points.

•	Peru: A significant rise in lending (up 20.0%), focused on mortgage loans, which led growth at 18.1% in year-on-year terms. The 21.9% growth in customer funds reflects the boost from transactional items, which rose year-on-year by 25.4%.

•	Venezuela: The strength of activity shown over the year continued into the fourth quarter, with lending up 64.5% and customer funds by 76.3%, and gains in market share of 3 and 36 basis points, respectively. In lending, there was notable growth in credit cards (up 77.4% and a gain of 165 basis points in market share) and corporate lending, which has increased almost tenfold since the close of 2012 and has gained 22 basis points in market share. In customer funds, there was a significant rise in current and savings accounts (up 90.6%, with a gain in market share of 54 basis points).

Earnings

Gross income for 2013 amounted to €5,630m, 25.3% up on the figure for the same period the previous year. This positive performance is a result of the area’s capacity to generate recurring revenue, thanks to the boost to activity in all geographical areas and the maintenance of customer spreads. Net interest income for 2013 was €4,703m (up 33.6% year-on-year) and income from fees and commissions was up 27.7% to €976m. NTI also performed very well, doubling the figure for the previous year, largely influenced by the revaluation of BBVA Provincial’s U.S. dollar positions in

Venezuela, due to the aforementioned devaluation of the bolivar. Lastly, other income/expenses was weaker in the quarter as the adjustment for hyperinflation in Venezuela was more negative than in 2012, which offset the good performance in the insurance business in the area.

On the side of costs, South America is continuing with its expansion and technological transformation plans in order to take advantage of the growth opportunities presented by the region. An example of this is the launch of the new Strategic Plan for 2013-2016. These factors, combined with the high inflation in the area, explain why operating expenses have remained high, with a year-on-year increase of 23.2% to €2,386m. The efficiency ratio has improved on the third quarter of 2013 and ended the fourth quarter at 42.4%. Finally, operating income stands at €3,244m, up 27.0% on the figure reported in the same period in 2012.

Impairment losses on financial assets increased significantly to €701m, affected by the high level of recoveries and one-off items booked in 2012. Not including these effects, the growth of 26% is in line with the strength of activity.

Overall, South America generated a net attributable profit in 2013 of €1,249m, a year-on-year rise of 22.6%.

This can be broken down by country as follows:

•	Argentina has generated a net attributable profit of €214m (up 39.2% year-on-year), supported by the strength of recurring revenue (boosted by increased activity and good price management, which have offset increased expenses and loan-loss provisions).

•	Chile had a net attributable profit of €119m, reflecting positive evolution of revenue, particularly NTI, despite the impact of the low inflation rate on the return on indexed assets.

•	Colombia increased its net interest income significantly, thanks to the boost from activity and maintenance of spreads, which has offset the increase in expenses and loan-loss provisions, the latter in line with lending, and generated a net attributable profit of €296m.

South America	39

•	Peru registered a net attributable profit of €167m, based on increases in net interest income and NTI. Income from fees and commissions slowed due to the effect of the Transparency Act, which limits banks from charging certain fees.

•	Venezuela has increased its net attributable profit substantially (up 63.1% year-on-year) to €369m, thanks to strong activity and the positive effect of the revaluation of the bank’s U.S. dollar positions following the devaluation by the Venezuelan government in February.

•	Lastly, BBVA Paraguay reported a cumulative net attributable profit of €22m and BBVA Uruguay €24m.

Main highlights

In Venezuela, BBVA Provincial has launched a comprehensive communication campaign to boost multi-channel banking and attract 1,900,000 new customers between 2013 and 2016 through the use of digital channels. With the aim of positioning itself as the most important digital bank in the country in terms of innovation, BBVA Provincial has also developed the “Fan Test”, the first social TV initiative carried out by a bank in Venezuela (combined use of television, the social media and mobile devices).

The most important awards and recognitions received during this quarter are as follows:

•	BBVA won the most votes from companies choosing the “Best Bank for Emerging Latin American Currencies” at global level in the ranking prepared by the specialist magazine FX Week.

•	The “Yo Elijo BBVA” (I choose BBVA) campaign launched by BBVA Francés in Argentina has won the “Eikon de Oro” 2013. These prestigious awards recognize the work carried out by companies in Argentina in institutional communication.

•	BBVA Colombia and BBVA Provincial in Venezuela have been rated the best providers of cash management services in 2013 by the magazine Euromoney.

•	In Peru, BBVA Continental has been recognized by the magazine América Economía as one of the best banks in Latin America, with second place in the ranking of the “25 best banks in Latin America”.

•	BBVA Uruguay has received the citizens’ excellence prize awarded for the second year in a row from the Latin American Development Center (CELADE) for its best practices in corporate responsibility.

Lastly, South America continues to be very active in social responsibility programs. Outstanding in this respect are:

•	BBVA Colombia has joined the “Cuento Contigo” (I count on you) campaign to stock libraries in more than 2,500 schools. This allows bank’s customers to contribute to the country’s development through reading each time they make a withdrawal or cash deposit in an ATM.

•	Also in Colombia, BBVA and Paga Todo have announced a partnership to open 140 banking correspondents in Bogota and Cundinamarca. This shows BBVA’s commitment to the country’s economic and social development, which involves increasing banking penetration.

•	BBVA Francés in Argentina and BBVA Chile have focused on financial literacy workshops. In Chile, the Group is active in three initiatives aimed at school-age children, young people and the employed, teaching subjects such as basic financial concepts, responsible spending and credit health. In Argentina, BBVA Francés volunteers have taken part in a meeting with school students in which they were lectured on the importance of money and the function of banks.

South America. Data per country

(Million euros)

	Operating income				Net attributable profit
Country	2013	Δ%	Δ% at constant exchange rates	2012	2013	Δ%	Δ% at constant exchange rates	2012
Argentina	509	15.3	43.6	442	214	11.8	39.2	191
Chile	336	7.4	13.2	313	119	(20.9)	(16.7)	151
Colombia	525	1.9	9.4	516	296	0.3	7.8	295
Perú	651	1.4	7.4	642	167	(2.3)	3.5	170
Venezuela	1,116	5.1	53.2	1,061	369	11.9	63.1	329
Otros países(1)	108	15.9	19.7	93	84	36.5	41.2	62

Total	3,244	5.8	27.0	3,066	1,249	4.1	22.6	1,199

(1)	Panama, Paraguay, Uruguay and Bolivia. Additionally, it includes eliminations and other charges.

40	Business areas

Corporate Center

In 2013, the Corporate Center’s results were a loss of €999m, compared with earnings of €823m the previous year. These figures are heavily conditioned by the closing of several corporate operations carried out by the Group throughout the year. As stated on several occasions in this report, with the aim of guaranteeing a homogenous comparison of the accounts, all the effects derived from these Group decisions have been transferred to a new heading, called “results of corporate operations”. In 2013, this heading registered €383m and basically includes the effects of the following items:

•	Earnings from the Group’s pension business in Latin America and the capital gains from the sale of the different companies (Mexico in the first quarter, Colombia and Peru in the second, and Chile in the fourth).

•	The capital gain from the sale of BBVA Panama (fourth quarter).

•	The impact of the new agreement with the CITIC group (fourth quarter), basically the mark to market of BBVA’s stake in CNCB and the equity-accounted earnings from CNCB (not including dividends) from previous quarters.

In 2012, results from corporate operations amounted to €1,303m and included:

•	The badwill generated in the Unnim operation.

•	The earnings from the sale of BBVA Puerto Rico.

•	And the figures from the pension business and the equity-accounted earnings from CNCB (not including dividends) for that year.

Asset/Liability Management

The Assets and Liabilities Management unit is responsible for managing structural interest-rate and foreign-exchange positions, as well as the Group’s overall liquidity and shareholders’ funds.

Earnings from the management of liquidity and the structural interest-rate positions in each balance sheet are registered in the corresponding areas.

Income statement

(Million euros)

	Corporate Center
	2013	Δ%	2012
Net interest income	(719)	51.9	(473)

Net fees and commissions	(61)	142.4	(25)
Net trading income	347	(41.6)	594
Other income/expenses	119	(38.2)	192

Gross income	(314)	n.m.	288

Operating expenses	(1,105)	7.4	(1,029)
Personnel expenses	(477)	(5.4)	(504)
General and administrative expenses	(194)	10.9	(175)
Depreciation and amortization	(434)	24.1	(350)

Operating income	(1,419)	91.5	(741)

Impairment on financial assets (net)	(8)	(48.5)	(15)
Provisions (net) and other gains (losses)	(80)	14.6	(70)

Income before tax	(1,507)	82.3	(826)

Income tax	241	(42.4)	418

Net income from ongoing operations	(1,266)	210.2	(408)

Results from corporate operations	383	(70.6)	1,303

Net income	(883)	n.m.	895

Non-controlling interests	(116)	60.8	(72)

Net attributable profit	(999)	n.m.	823

Balance sheet

(Million euros)

	Corporate Center
	31-12-13	Δ%	31-12-12
Cash and balances with central banks	29	(67.3)	88
Financial assets	3,130	11.8	2,799
Loans and receivables	979	(41.0)	1,660
Loans and advances to customers	979	(41.0)	1,660
Loans and advances to credit institutions and other	—	—	—
Inter-area positions	—	—	—
Tangible assets	2,101	4.7	2,006
Other assets	16,403	(21.8)	20,970

Total assets/liabilities and equity	22,641	(17.7)	27,523

Deposits from central banks and credit institutions	—	—	—
Deposits from customers	—	—	—
Debt certificates	7,541	(26.6)	10,273
Subordinated liabilities	1,507	229.5	458
Inter-area positions	(10,413)	112.9	(4,892)
Financial liabilities held for trading	—	—	—
Other liabilities	4,055	(53.4)	8,700
Shareholders’ funds	44,847	3.7	43,261
Economic capital allocated	(24,897)	(17.8)	(30,275)

Corporate Center	41

With respect to the management of exchange-rate risk of BBVA’s long-term investments, the results are included in the Corporate Center and explained in detail in the Risk Management section, under the sub-section on “Structural Risks”.

The Bank’s capital management has a twofold aim: to maintain levels of capitalization appropriate to the business targets in all the countries in which it operates and, at the same time, to maximize return on shareholders’ funds through the efficient allocation of capital to the various units, good management of the balance sheet and proportionate use of the various instruments that comprise the Group’s equity: common stock, preferred securities, conditional convertible bonds and subordinated debt.

During the quarter, BBVA has closed the sale of 5.1% of its stake in CNBC. This sale has a positive impact on the Group’s solvency, particularly under the new BIS III regulations.

Furthermore, the Bank has exercised the call on a subordinated debt issue by BBVA Bancomer for 3,000m Mexican pesos. In Peru, Banco Continental has completed a 15-year $45m issue.

In October, BBVA paid its traditional second interim dividend using the “dividend-option” shareholder remuneration program, which offers shareholders a broader range of remuneration alternatives for their shares. On this occasion, the holders of 88.3% of free allotment rights opted to receive new shares. Therefore, the number of ordinary BBVA shares issued under the paid-up capital increase was 61,627,952, with a capital saving of 15 basis points.

Lastly, turning to regulation, Royal Decree 14/2013, dated November 29 aims to adapt the European regulations CRR 575/2013, dated June 26, and CRD 2013/36, dated June 26. It came into effect as Spanish Law in January 2014, and includes the change in the treatment of deferred tax assets, in line with the regulation in force in other States of the European Union. The latter improves the forecast for core equity tier I under BIS III regulations for the BBVA Group.

42	Business areas

Other information:

Corporate & Investment Banking

CIB highlights in the fourth quarter

•	New improvement of the commercial and liquidity gaps.

•	Strength and quality of revenue.

•	Cost control.

•	Reduction in loan-loss provisions.

•	High contribution from Global Transactional Banking and Global Markets.

Highlights

The main highlight in wholesale business activity is a further improvement in the commercial and liquidity gap, as a result of the positive performance in customer deposits and CIB’s strategy based on a customer-centric approach, cross-selling and prioritizing profitability over volume.

In earnings, it has been an excellent year due to the strength and quality of gross income, driven by the positive performance in the Global Transactional Banking and Global Markets units, cost control and the reduction in loan-loss provisions.

Macro and industry trends

After the slowdown seen in the first half of the year, the upturn in growth in the global economy, already apparent in the previous quarter, has continued in the latter part of 2013. This has had a positive impact on financial markets in late 2013, once the uncertainty, particularly regarding the expansive monetary policy applied by the Fed, was dispelled. The economic authorities have also implemented certain measures that have contributed to remove a number of risks.

The breakdown of the activity and earnings of the BBVA wholesale business is shown below. Unless otherwise indicated, all the comments on changes below refer to constant exchange rates. Due to the aforementioned widespread depreciation in currencies, which had an impact on the Group’s financial statements against the euro, the exchange rate has a negative impact on the year-on-year change, in both earnings and in balance sheet and activity, and not only in the quarter but also for the year as a whole.

Income statement

(Million euros)

	Corporate & Investment Banking
	2013	Δ%	Δ%(1)	2012
Net interest income	1,642	(0.5)	4.7	1,650

Net fees and commissions	733	2.4	5.5	716
Net trading income	655	162.9	222.4	249
Other income/expenses	6	(87.2)	(90.6)	44

Gross income	3,036	14.2	20.2	2,659

Operating expenses	(900)	0.9	4.0	(892)
Personnel expenses	(481)	(4.3)	(2.5)	(503)
General and administrative expenses	(398)	7.8	12.6	(369)
Depreciation and amortization	(21)	4.5	11.5	(20)

Operating income	2,136	20.9	28.6	1,767

Impairment on financial assets (net)	(94)	(43.3)	(43.1)	(165)
Provisions (net) and other gains (losses)	(34)	147.8	241.6	(14)

Income before tax	2,008	26.5	35.2	1,588

Income tax	(582)	26.6	35.5	(460)

Net income	1,426	26.4	35.0	1,128

Non-controlling interests	(159)	23.2	48.9	(129)

Net attributable profit	1,267	26.9	33.4	999

(1)	At constant exchange rates.

Balance sheet

(Million euros)

	Corporate & Investment Banking
	31-12-13	Δ%	Δ%(1)	31-12-12
Cash and balances with central banks	2,724	(79.2)	(78.5)	13,075
Financial assets	79,266	(5.8)	(4.4)	84,153
Loans and receivables	64,134	(3.3)	(0.8)	66,313
Loans and advances to customers	45,592	(5.8)	(2.4)	48,403
Loans and advances to credit institutions and other	18,542	3.5	3.4	17,910
Inter-area positions	12,486	(15.9)	(9.4)	14,840
Tangible assets	47	17.8	21.6	40
Other assets	2,650	(22.0)	(18.8)	3,399

Total assets/liabilities and equity	161,308	(11.3)	(9.0)	181,820

Deposits from central banks and credit institutions	59,350	(21.9)	(20.9)	76,037
Deposits from customers	45,132	23.0	33.9	36,690
Debt certificates	(128)	(43.8)	(43.8)	(228)
Subordinated liabilities	1,253	(21.1)	(19.3)	1,588
Inter-area positions	—	—	—	—
Financial liabilities held for trading	46,608	(17.6)	(17.3)	56,550
Other liabilities	5,176	(15.7)	(13.8)	6,142
Economic capital allocated	3,917	(22.3)	(19.7)	5,041

(1)	At constant exchange rates.

Corporate & Investment Banking	43

Relevant business indicators

(Million euros and percentage)

	Corporate & Investment Banking
	31-12-13	30-09-13	31-12-12
Performing loans(1)	45,355	47,688	46,301
Customer deposits under management(1-2)	34,750	31,246	26,605
Mutual funds	713	700	858
Pension funds	—	—	—
Efficiency ratio (%)	29.6	29.5	33.6
NPA ratio (%)	1.6	1.6	1.5
NPA coverage ratio (%)	80	84	71
Risk premium (%)	0.19	0.30	0.29

(1)	Figures at constant exchange rates.
(2)	Excludes repos.

Activity

As of 31-Dec-2013, CIB reported a new quarterly fall of 4.9% in customer lending, to €45,355m. Over the last 12 months, the reduction rate has slowed and stands at –2.0%. This performance is due, once again, to the lower balances in Europe and, to a lesser extent, in the United States. In this regard, wholesale customers in Spain have reduced their exposure with BBVA by 12.3% since September 2013 and by 7.2% since the end of 2012. In Eurasia, the quarter-on-quarter and year-on-year declines were 9.1% and 11.9%, respectively, while in United States they were 1.9% and 2.8%, respectively. In contrast, there was positive performance in Mexico, with a particularly buoyant wholesale portfolio in the latter part of the year, showing year-on-year growth of 14.7%, and also in South America (up 7.1% in the quarter and 14.0% over the year).

The performance in customer deposits under management has improved compared to previous quarters, and their growth has increased during the quarter (up 11.2%) and also over the last twelve months (up 30.6%). As of 31-Dec-2013 they amounted to €34,750m. The main reason for this strong performance has once again been the diversification in geographical areas, customers and products.

These factors have led to further improvement in the commercial and liquidity gaps of the Group’s wholesale banking business.

Earnings

Earnings in this area in 2013 show great strength in each one of the lines of the income statement. This is the result of a strategy based on prioritizing profitability over volume, efficient management and an increase in transversality and diversification of geographical areas, of products and customers. All this has led to a cumulative net attributable profit of €1,267m, a year-on-year increase of 33.4%.

On the revenue side, gross income amounts to €3,036m, a 20.2% increase over the same period the previous year. Most of this growth stems from the Global Transactional Banking and Global Markets units.

Another reason for the improved earnings in CIB has been the efforts made to control costs. At year-end, total operating expenses stood at €900m, a year-on-year increase of 4.0%. These efforts to keep expenses under control are even more relevant taking into account the Bank’s ongoing commitment to innovation and, thus, the investments it makes to be at the cutting edge of technology. In addition, BBVA carries out this activity not only in mature markets, but also in emerging geographical areas with high inflation rates and which are undergoing various expansion and development plans. Thus, operating income totals €2,136m euros, up 28.6% on the figure for the same period in 2012, which brings the efficiency ratio to 29.6%, at similar levels to the first nine months of 2013, i.e. an improvement of 3.9 percentage points over the ratio reported in 2012.

Lastly, compared to the average for previous quarters, there has been a decline in impairment losses on financial assets, which is why this heading’s accumulated amount to December is still below the levels for the same period in 2012: €94m (down 43.1% year-on-year).

44	Business areas

Main highlights

The most relevant deals carried out by the different CIB departments and the highlights of the fourth quarter of 2013 are summarized below.

The Merger & Acquisitions unit, which specializes in the corporate finance business, maintains its leading position in Spain as M&A financial advisor. The most important deals in the fourth quarter were the sale of Sarenet, by Vocento and a private investor, to Springwater, the sale of 5% of CLH to Ardian and the issue of a fairness opinion on Novartis for the Board of Directors of Grifols. In Mexico, this unit has also performed strongly. The unit has advised Suez Environment and the Peñoles group in the sale of 50% of DHC to GMD, and advised Colfax in the acquisition of 56% of the Sicelub Lubritech group.

In Equity Capital Markets, BBVA has taken part: as co-manager in the IPO of CTT, Portugal’s postal services company, and as underwriter in the Barclays capital issue with subscription rights. In Mexico the unit led the initial public offerings of Fibra Danhos, Grupo Lala and CKD de Artha. It also took part as book runner in the Actinver share capital increase. In Chile the unit led the share capital increase with subscription rights of Quiñenco.

In Corporate Lending, BBVA continued to lead the most important deals on the Iberian market (syndicated loan to Enagas, bridge to bond for Grupo Antolin, funding to Grifols for the acquisition of a Novartis division, among others). In Europe, BBVA won the Dufry International AG deal and acted as joint-book runner in the HY bond for the Italian company Astaldi. In Latin America, BBVA led the financing of acquisitions of CFR in Chile, American Tower and Alsea in Mexico and Hochschild in Peru. In the United States, BBVA Compass has arranged credits for Chicago Bridge & Iron and Colfax.

In Project and Leveraged Finance, BBVA has advised Saba on the concession of parking lots for Adif railroad stations and the University of Granada for funding an entrepreneur center. It also took part in the structured syndicated deal for Aliseda, a real-estate management company belonging to Banco Popular. Worth mentioning in Latin America are the asset financing transactions for Gasoductos de Chihuahua and the Playa Hotels Project in Mexico, the Port of Callao in Peru and the funding for the acquisition of Globenet in Brazil. In the United States, BBVA acted as joint lead arranger, co-documentation agent and hedge provider in the NET Mexico pipeline for ArcLight and NET Midstream.

In Global Transaction Banking, credit facilities have been concluded with two Spanish companies for the construction of the North Tarrant highway in Dallas; a hedging policy has been arranged for the issue of three advance payment bonds for the construction of the Riyadhy subway, and two stand-by letters of credit have been issued for a major air carrier, to guarantee the purchase of two fuel ships. In Mexico, BBVA was selected to manage the accounts receivable and payable of the country’s main vehicle insurance company. Worth mentioning in new products and functionalities in Europe are the presentation of the new App “BBVA net cash” for mobile devices and the “SEPA File Test”, which enables users to check SEPA collection and payment forms before sending orders. Lastly, the Global Custodian magazine has named BBVA “Top Rated” in the “Agent Banks in Major Market Survey 2013”.

Global Markets ended 2013 with a significant increase in annual gross income of 26.1% to €1,282m euros. This increase is largely the result of its customer-centric business model, whereby customers are able to make the most of the business opportunities that arise, within the broad range of markets in which BBVA operates. It also carefully examines the sustainability of each proposal using stringent risk control and an efficient use of liquidity. The success of the Global Markets strategy has been recognized by a number of awards. For example, Euromoney recently ranked BBVA CIB as the “Best Investment Bank in Spain” and Latin Finance chose BBVA Bancomer as the “Best Investment Bank in Mexico”.

By geographical areas, in Europe there has been excellent performance in the equity business and increased activity in the global public finance segment (up 73% year-on-year).

In Spain, BBVA is once again at the top of the Spanish Stock Market ranking, with a market share of more than 18%, and is the leader in debt capital markets, with a market share of 14% in total issues and 24% in public sector issues. Structured Products has also ranked it as the “Best Financial Institution in Spain for Structured Products”.

In Asia, BBVA’s strong activity with corporates stands out (up 12% year-on-year), as does its credit revenue growth (up 14%).

In Mexico, Global Markets has consolidated its leadership in the country and has reported positive performance in customer revenue, thanks to the synergies with the networks. By product, equity brokerage revenue has been outstanding (up 74% year-on-year).

In South America, the strong performance in foreign exchange revenue (up 67% year-on-year), and the growing penetration both in the institutional customers (up 6%) and corporates (up 11%) segments are particularly noteworthy.

In the United States there has been a significant increase in the contribution from the institutional customers segment (up 45% year-on-year in revenue).

Corporate & Investment Banking	45

Annex

Interest rates

(Quarterly averages)

	2013				2012
	4Q	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Official ECB rate	0.25	0.50	0.50	0.75	0.75	0.76	1.00	1.00
Euribor 3 months	0.24	0.22	0.21	0.21	0.20	0.36	0.69	1.04
Euribor 1 year	0.53	0.54	0.51	0.57	0.60	0.90	1.28	1.67
USA Federal rates	0.25	0.25	0.25	0.25	0.25	0.25	0.25	0.25
TIIE (Mexico)	3.85	4.24	4.32	4.72	4.83	4.79	4.76	4.78

Exchange rates

(Expressed in currency/euro)

	Year-end exchange rates			Average exchange rates
	31-12-13	Δ% on 31-12-12	Δ% on 30-09-13	2013	Δ% on 2012
Mexican peso	18.0731	(4.9)	(1.3)	16.9627	(0.3)
U.S. dollar	1.3791	(4.3)	(2.1)	1.3281	(3.2)
Argentinean peso	8.9890	(27.9)	(13.0)	7.2767	(19.7)
Chilean peso	722.54	(12.3)	(6.0)	658.33	(5.1)
Colombian peso	2,659.57	(12.4)	(2.8)	2,481.39	(6.9)
Peruvian new sol	3.8535	(12.6)	(2.6)	3.5903	(5.6)
Venezuelan bolivar fuerte	8.6775	(34.8)	(2.1)	8.0453	(31.4)
Turkish lira	2.9605	(20.4)	(7.1)	2.5339	(8.7)
Chinese yuan	8.3491	(1.5)	(1.0)	8.1644	(0.7)

Ratings

	Long term	Short term		Financial strength	Outlook
Moody’s	Baa3	P-3		D+	Negative
Fitch	BBB+	F-2		bbb+	Stable
Standard & Poor’s	BBB–	A-3		—	Stable
DBRS	A	R-1 (low	)	—	Negative

Recurrent economic profit by business area

(January-December 2013. Million euros)

	Adjusted net attributable profit	Economic profit (EP)
Spain	1,149	124
Real-estate activity in Spain	(39)	(159)
The United States	240	(19)
Eurasia	451	(142)
Mexico	1,939	1,384
South America	1,008	579
Corporate Center	(339)	(442)

BBVA Group	4,409	1,324

46	Annex

Conciliation of BBVA Group financial statements

Below are the Group’s financial statements with and without the early application of IFRS 10, 11 and 12. The early application of these standards means consolidating the stake in Garanti Group by the equity method instead of by the proportional consolidation method. In terms of reporting to the market, the proportional consolidation method is better for evaluating the nature and financial effects of Garanti Group’s business activities, consistent with the information from previous periods, and more coherent in its effects on capital adequacy. Moreover, the inclusion under the heading “Results from corporate operations” of all the impacts of such operations (which are described in this report) on the BBVA Group’s earnings and the reconstruction, where applicable, of the historical series to guarantee a homogeneous comparison of the accounts.

Consolidated income statement BBVA Group

(Million euros)

	Garanti Group consolidated using the proportional consolidation and with new heading “Results from corporate operations”		Garanti Group consolidated using the equity method
	2013	2012	2013	2012
Net interest income	14,613	15,122	13,900	14,474

Net fees and commissions	4,431	4,353	4,250	4,156
Net trading income	2,527	1,767	2,511	1,705
Dividend income	365	527	235	390
Income by the equity method	72	41	694	1,039
Other operating income and expenses	(612)	82	(632)	60

Gross income	21,397	21,892	20,958	21,824

Operating expenses	(11,201)	(10,786)	(9,701)	(9,396)
Personnel expenses	(5,788)	(5,662)	(5,588)	(5,467)
General and administrative expenses	(4,280)	(4,106)	(4,113)	(3,929)
Depreciation and amortization	(1,133)	(1,018)	(1,095)	(978)

Operating income	10,196	11,106	10,162	11,450

Impairment on financial assets (net)	(5,776)	(7,980)	(5,612)	(7,859)
Provisions (net)	(630)	(651)	(609)	(641)
Other gains (losses)	(1,040)	(1,726)	(2,781)	(1,368)

Income before tax	2,750	749	1,160	1,582

Income tax	(593)	276	(46)	352

Net income from ongoing operations	2,158	1,024	1,114	1,934

Net income from discontinued operations	—	—	1,866	392
Results from corporate operations	823	1,303	—	—

Net income	2,981	2,327	2,981	2,327

Non-controlling interests	(753)	(651)	(753)	(651)

Net attributable profit	2,228	1,676	2,228	1,676

Breakdown of results from corporate operations

(Million euros)

	2013	2012
Results and net capital gains from the pensions business in Latin America	1,866	392
CNCB impacts(1)	(2,374)	550
Sale of BBVA Panama	230	—
Reinsurance agreement on the individual life and accident insurance portfolio in Spain	630	—
Unnim badwill (net)	—	376
Sale of BBVA Puerto Rico(2)	—	(15)
Income tax from corporate operations	471	—

Results from corporate operations	823	1,303

(1)	Includes the mark-to-market valuation of BBVA’s stake in CNCB and income by the equity method (net of dividends) from past quarters.
(2)	Exempt of tax.

Annex	47

Consolidated balance sheet BBVA Group

(Million euros)

	Garanti Group consolidated using the equity method	Garanti consolidated using the proportional consolidation
	31-12-13
Cash and balances with central banks	37,064	34,903
Financial assets held for trading	72,301	72,112
Other financial assets designated at fair value	2,734	2,413
Available-for-sale financial assets	80,848	77,774
Loans and receivables	363,575	350,945
Loans and advances to credit institutions	24,203	22,862
Loans and advances to customers	334,744	323,607
Other	4,628	4,476
Held-to-maturity investments	—	—
Investments in entities accounted for using the equity method	1,497	4,742
Tangible assets	7,723	7,534
Intangible assets	8,165	6,759
Other assets	25,576	25,393

Total assets	599,482	582,575

Financial liabilities held for trading	45,782	45,648
Other financial liabilities at fair value	2,772	2,467
Financial liabilities at amortized cost	480,307	464,141
Deposits from central banks and credit institutions	87,746	83,315
Deposits from customers	310,176	300,490
Debt certificates	65,497	64,120
Subordinated liabilities	10,579	10,556
Other financial liabilities	6,309	5,659
Liabilities under insurance contracts	9,844	9,834
Other liabilities	15,962	15,636

Total liabilities	554,667	537,725

Non-controlling interests	2,371	2,371
Valuation adjustments	(3,866)	(3,831)
Shareholders’ funds	46,310	46,310

Total equity	44,815	44,850

Total equity and liabilities	599,482	582,575

Memorandum item:
Contingent liabilities	36,437	33,543

48	Annex

BBVA INVESTOR RELATIONS

Headquarters

Paseo de la Castellana, 81 – 17th floor

28046 Madrid

SPAIN

Telephone: +34 91 374 65 26

E-mail: bbvainvestorrelations@bbva.com

New York Office

1345 Avenue of the Americas, 44th floor

10105 New York, NY

Telephones: +1 212 728 24 16 / +1 212 728 16 60

London Office

One Canada Square, 44th floor

Canary Wharf, London E14 5AA

Telephone: +44 207 648 7671

Hong Kong Office

Level 95, International Commerce Centre

One Austin Road West, Kowloon,

Hong Kong

Telephone: +852 2582 3229

More information at:

http://shareholdersandinvestors.bbva.com

BBVA

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: January 31, 2014	By:	/s/ Ricardo Gómez Barredo
	Name:	Ricardo Gómez Barredo

	Title:	Global Head of Group Accounting and Information Management